     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            NETWORK APPLIANCE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                            7372                            77-0307520
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)
                                       2770 SAN TOMAS EXPRESSWAY
                                     SANTA CLARA, CALIFORNIA 95051
                                             (408) 367-3000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             DANIEL J. WARMENHOVEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NETWORK APPLIANCE, INC.
                           2770 SAN TOMAS EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 367-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)

                                   COPIES TO:

               JOHN W. LARSON, ESQ.                               STEVEN E. BOCHNER, ESQ.
               NORA L. GIBSON, ESQ.                               JEFFREY A. HERBST, ESQ.
              ANDREW M. KANTER, ESQ.                             GIL M. LABRUCHERIE, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                    WILSON SONSINI GOODRICH & ROSATI,
                    ONE MARKET                                   PROFESSIONAL CORPORATION
                SPEAR STREET TOWER                                  650 PAGE MILL ROAD
          SAN FRANCISCO, CALIFORNIA 94105                       PALO ALTO, CALIFORNIA 94304
                  (415) 442-0900                                      (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
          OF SECURITIES                AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
         TO BE REGISTERED              REGISTERED(1)        PER SHARE(1)           PRICE(1)        REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........   2,875,000 shares          $46.125           $132,609,375            $36,865
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have options to purchase from the company to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the price of the company's common stock as reported on the Nasdaq National Market on March 17, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  Subject to Completion, dated March 24, 1999

PROSPECTUS

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

--------------------------------------------------------------------------------

              Network Appliance, Inc. is offering 2,500,000 shares

Our shares are listed on the Nasdaq National Market under the symbol "NTAP." The last reported sales price of
our shares on the Nasdaq National Market on March 22, 1999 was $53.88 per share.

     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 5.

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public Offering Price.......................................  $            $
Underwriting Discount.......................................
Proceeds to Network Appliance, Inc. ........................

We have also granted the underwriters the right to purchase up to an additional 375,000 shares within 30 days to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about           , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                 BT ALEX. BROWN
                                  MERRILL LYNCH & CO.
                                              WIT CAPITAL CORPORATION
                                                       AS E-MANAGER(TM)

               , 1999

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    4
How We Intend to Use the Proceeds....   12
Dividend Policy......................   12
Price Range of Common Stock..........   13
Capitalization.......................   14
Selected Consolidated Financial
  Data...............................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   17

                                       PAGE
                                       ----
Business.............................   30
Management...........................   38
Description of Capital Stock.........   41
Underwriting.........................   43
Legal Matters........................   45
Experts..............................   45
Where You Can Find More
  Information........................   45
Index to Consolidated Financial
  Statements.........................  F-1

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. For a discussion of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and the related notes to those consolidated financial statements included in and incorporated by reference into this prospectus. Except as otherwise required by the context, references in this prospectus to "we," "us," "our" or the "company" refer to the combined business of Network Appliance, Inc. and its subsidiaries. The term "you" refers to prospective investors in our common stock. The term "fiscal" used in conjunction with a year refers to our fiscal year ended or ending on the last Friday in April of that year. This prospectus assumes that the underwriters have not exercised the over-allotment option and gives effect to a two-for-one stock split of our common stock effective December 21, 1998.

                                  OUR COMPANY

     Network Appliance pioneered the concept of the "network appliance," an extension of the industry trend toward specialized devices that perform a specific function in the network, similar to the development of the router for network communications. Today we are the leading supplier of network attached data storage and access devices, called filers. Our first filer product was specifically designed to improve the storage and accessibility of data stored on a network. In late 1997 we introduced an Internet caching appliance, our second product category, designed to achieve Internet bandwidth savings and to improve performance by moving data closer to end-users. This product is designed to benefit customers struggling with Web data traffic that is, according to market analysts, doubling every three months. Our filers are faster, more highly available and easier to operate than similarly configured and competitively priced products. This filer performance is accomplished by a specialized and patented software system optimized to exclusively perform file service tasks, thus providing performance advantages as compared to general purpose computers used as file servers.

     Initially we marketed our filers primarily in the UNIX(R) environment in high technology companies seeking to achieve leading edge performance. Thereafter, we significantly expanded our market by supporting heterogeneous Windows NT(R), UNIX and Web platforms. More recently we began marketing our products to users of leading database software applications, such as applications offered by Oracle Corp. and Sybase, Inc. In fiscal 1999, we intensified our focus on the Windows NT market and entered into original equipment manufacturer (OEM) agreements with Dell Computer Corporation and Fujitsu Limited.

                                  THE OFFERING

Common stock offered.................    2,500,000 shares
Common stock outstanding after the
  offering(1)........................    71,896,295 shares
Use of proceeds......................    Working capital and general corporate purposes.
                                         See "How We Intend to Use the Proceeds."
Nasdaq National Market Symbol........    NTAP

-------------------------
(1) The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of January 29, 1999, excluding:

     - 16,999,469 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $12.62 per share;

     - 6,262,903 shares that are reserved for future issuance under our 1995 Stock Incentive Plan and our Special Non-Officers Option Plan; and

     - 796,574 shares that are reserved for future issuance under our Employee Stock Purchase Plan.

     Our executive offices are located at 2770 San Tomas Expressway, Santa Clara, California 95051, and the telephone number at that address is (408) 367-3000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data as of and for the periods indicated. The consolidated statement of operations data for the nine months ended January 23, 1998 and January 29, 1999 and consolidated balance sheet data as of January 29, 1999 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for the nine months ended January 29, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. We operate on a 52/53 week fiscal year ending on the last Friday in April of each year. For presentation purposes in the following table we have indicated April 30 as our fiscal year end date. The consolidated statement of operations data for each of the fiscal years in the three-year period ended April 30, 1998 and the consolidated balance sheet data as of April 30, 1997 and 1998 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended April 30, 1994 and 1995 and the consolidated balance sheet data as of April 30, 1994, 1995 and 1996 were derived from our audited consolidated financial statements not included elsewhere in this prospectus. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Condensed Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus.

                                                                                            NINE MONTHS ENDED
                                               FISCAL YEAR ENDED APRIL 30,              -------------------------
                                     ------------------------------------------------   JANUARY 23,   JANUARY 29,
                                      1994      1995      1996     1997(1)     1998        1998          1999
                                     -------   -------   -------   -------   --------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
Net Sales..........................  $ 2,244   $14,796   $46,632   $93,333   $166,163    $115,805      $198,616
Income (Loss) From Operations......   (1,955)   (4,913)    6,000     3,083     32,658      22,818        38,138
Net Income (Loss)..................   (1,874)   (4,764)    6,600       250     20,965      14,661        24,867
Net Income (Loss) Per Share,
  Basic(2).........................    (0.12)    (0.28)     0.18      0.00       0.32        0.23          0.37
Net Income (Loss) Per Share,
  Diluted(3).......................    (0.12)    (0.28)     0.10      0.00       0.29        0.21          0.32

                                                    AS OF APRIL 30,                     AS OF JANUARY 29, 1999
                                    ------------------------------------------------   -------------------------
                                     1994      1995      1996      1997       1998      ACTUAL    AS ADJUSTED(4)
                                    -------   -------   -------   -------   --------   --------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, Cash Equivalents and Short-
  Term Investments................  $ 2,426   $ 1,791   $27,619   $28,436   $ 48,115   $ 68,036      $196,748
Total Assets......................    4,055    10,628    45,449    68,941    115,736    172,648       301,360
Long-Term Obligations.............    4,855    11,607       318       232        180        116           116
Total Shareholders' Equity
  (Deficit).......................   (1,324)   (5,923)   39,029    54,029     86,265    135,740       264,452

-------------------------

(1) Fiscal 1997 includes non-recurring charges of $10,519,000 ($9,215,000, net of taxes) for purchased in-process technology and compensation expense related to the acquisition of Internet Middleware Corporation and $4,300,000 (2,795,000, net of taxes) for the settlement of litigation. See Notes 4 and 9 of Notes to Consolidated Financial Statements.

(2) The basic net income (loss) per share computation excludes redeemable convertible preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights held by us. See Note 2 of Notes to Consolidated Financial Statements and Note 6 of Notes to Condensed Consolidated Financial Statements for a detailed explanation of the determination of shares used in computing basic net income (loss) per share.

(3) The diluted net income (loss) per share computation excludes redeemable convertible preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights held by us in periods of net loss as their effect would be antidilutive.

(4) Reflects, after deducting commissions and estimated offering expenses, the net proceeds of the sale of the common stock offered hereby at an assumed public offering price of $53.88 per share.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

FACTORS BEYOND OUR CONTROL COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

     Although we have experienced significant revenue growth in recent periods, this growth may not be indicative of our future operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Many of the factors that could cause our quarterly operating results to fluctuate significantly in the future are beyond our control and include the following:

     - the level of competition in our target product markets;

     - the size, timing and cancellation of significant orders;

     - product configuration and mix;

     - market acceptance of new products and product enhancements;

     - new product announcements or introductions by us or our competitors;

     - deferrals of customer orders in anticipation of new products or product enhancements;

     - changes in pricing by us or our competitors;

     - our ability to timely develop, introduce and market new products and enhancements;

     - supply constraints;

     - technological changes in our target product markets;

     - the levels of expenditure on research and development and expansion of our sales and marketing programs;

     - seasonality; and

     - general economic trends.

     In addition, sales for any future quarter may vary and accordingly be inconsistent with our plans. We generally operate with limited order backlog because our products are typically shipped shortly after orders are received. As a result, product sales in any quarter are generally dependent on orders booked and shipped in that quarter. Product sales are also difficult to forecast because the network file server market is rapidly evolving and our sales cycle varies substantially from customer to customer.

     Due to all of the foregoing factors, it is possible that in one or more future quarters our results may fall below the expectations of public market analysts and investors. In such event, the trading price of our common stock would likely decrease.

OUR GROSS MARGINS MAY VARY BASED ON THE CONFIGURATION OF OUR PRODUCTS.

     We derive a significant portion of our sales from the resale of disk drives as components of our filers, and the resale market for hard disk drives is highly competitive and subject to intense pricing pressures. Our sales of disk drives generate lower gross margin percentages than those of our filer products. As a result, as we sell more highly configured systems with greater disk drive content, overall gross margin percentages will be negatively affected. Consequently, we believe we will experience a modest decline in gross margins and pre-tax income as a percentage of net sales in the fourth quarter of fiscal 1999 and in fiscal 2000.

     Our gross margins have been and may continue to be affected by a variety of other factors, including:

     - competition;

     - direct versus indirect sales;

     - the mix and average selling prices of products, including software licensing;

     - new product introductions and enhancements; and

     - the cost of components and manufacturing labor.

A SIGNIFICANT PERCENTAGE OF OUR EXPENSES ARE FIXED WHICH COULD AFFECT OUR NET INCOME.

     Our expense levels are based in part on our expectations as to future sales and a significant percentage of our expenses are fixed. As a result, if sales levels are below expectations, net income may be disproportionately affected.

OUR FUTURE FINANCIAL PERFORMANCE DEPENDS ON GROWTH IN THE NETWORK FILE SERVER MARKET AND ANY LACK OF GROWTH WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     All of our filer products address the network file server market. Accordingly, our future financial performance will depend in large part on continued growth in the network file server market and on emerging standards in this market. We cannot assure you that the market for network file servers will continue to grow or that emerging standards in the network file server market will not adversely affect the growth of UNIX and Windows NT server markets. If the network file server market grows more slowly than anticipated or if network file servers based on emerging standards other than those adopted by us become increasingly accepted by the market, our operating results could be materially adversely affected.

THE SUCCESS OF OUR NETCACHE(TM) APPLIANCE PRODUCTS DEPENDS UPON MARKET ACCEPTANCE OF CACHING TECHNOLOGY AND CONTINUED GROWTH IN THE CACHING APPLIANCE MARKET.

     In late 1997, we released our NetCache appliance products, a new category of hardware-based Internet caching appliances designed to speed the delivery of information stored on the Web. However, hardware-based caching technology is still in its infancy.

Our future financial performance will depend in part on the acceptance of caching technology and the acceptance of our NetCache appliance products. We cannot assure you that the caching appliance market will continue to grow at its current rate, or at all.

IF WE ARE UNABLE TO INTRODUCE NEW PRODUCTS, OR IF OUR NEW PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

     We derive a substantial portion of our revenue from the sale of our network filer products. As a result, a reduction in the demand for our filer products due to increased competition, a general decline in the market for network file servers or other factors could materially adversely affect our operating results. As part of our ongoing development process, we initiated production shipments of four new filers in fiscal 1998 and in the second quarter of fiscal 1999 launched the F700 filer product family. We expect to derive a substantial portion of our revenue from sales of our F700 filer product family. Additional product introductions in future periods are expected to impact the sales of existing products. If we are unable to introduce new products in a timely manner, effectively manage the introduction of new products and any related inventory transitions or if such products do not achieve market acceptance, our operating results could be materially adversely affected.

IF WE FAIL TO MANAGE OUR EXPANDING BUSINESS EFFECTIVELY OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

     We have experienced rapid growth. Our future operating results depend to a large extent on management's ability to successfully manage expansion and growth, including but not limited to expanding international operations, forecasting revenues, addressing new markets, controlling expenses, implementing infrastructure and systems and managing our assets. In addition, an unexpected decline in the growth rate of revenues without a corresponding and timely reduction in expense growth or a failure to manage other aspects of growth could materially adversely affect our operating results.

WE DEPEND ON ATTRACTING AND RETAINING QUALIFIED TECHNICAL AND SALES PERSONNEL.

     Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. Competition for qualified engineers, particularly in Silicon Valley, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could materially adversely affect our operating results.

RISKS INHERENT IN OUR INTERNATIONAL OPERATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     We conduct business internationally. For the nine months ended January 29, 1999 approximately 31% of our net sales were to international customers (including United States exports). Accordingly, our future operating results could be materially adversely affected by a variety of factors, some of which are beyond our control, including regulatory, political or economic conditions in a specific country or region, trade protection measures and other regulatory requirements and government spending patterns.

     Our international sales are denominated in U.S. dollars and in foreign currencies. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in foreign markets. For international sales and expenditures denominated in foreign currencies, we are subject to risks associated with currency fluctuations. We do not currently engage in hedging transactions, but may do so in the future.

     Additional risks inherent in our international business activities generally include, among others, longer accounts receivable payment cycles, difficulties in managing international operations and potentially adverse tax consequences. Such factors could materially adversely affect our future international sales and, consequently, our operating results.

     Although operating results have not been materially adversely affected by seasonality in the past, because of the significant seasonal effects experienced within the industry, particularly in Europe, our future operating results could be adversely affected by seasonality.

     We believe that continued growth and profitability will require successful expansion of our international operations and sales and therefore we have committed significant resources to such expansion. In order to successfully expand international sales in fiscal 1999 and subsequent periods, we must strengthen foreign operations, hire additional personnel and recruit additional international distributors and resellers. This will require significant management attention and financial resources and could materially adversely affect our operating results. To the extent that we are unable to effect these additions in a timely manner, our growth, if any, in international sales will be limited, and our operating results could be materially adversely affected. In addition, we cannot assure you that we will be able to maintain or increase international market demand for our products.

AN INCREASE IN COMPETITION COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     The network file server market is intensely competitive and characterized by rapidly changing technology. We compete with specialized network file server companies such as Auspex Systems, Inc. We also compete against traditional suppliers of UNIX-based general purpose computers that are used as network file servers including Sun Microsystems, Inc., Hewlett-Packard Company, Silicon Graphics, Inc. and IBM Corporation, among others. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do. In addition, certain of these large traditional suppliers of general purpose computers may in the future offer specialized file server products which are more directly competitive with our products. We also encounter competition from manufacturers of PC-based file servers utilizing Windows NT and emerging standards, as well as competition from manufacturers of open systems storage solutions such as EMC Corporation and Data General Corp. Our NetCache appliances compete against a number of software and hardware solutions, from companies ranging from small start-ups to larger systems vendors, including Cisco Systems Inc., Inktomi Corp., Cacheflow Inc. and Novell, Inc.

     Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our operating results. As a result, they may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion, sale and support of their products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures we face could materially adversely affect our operating results.

     We believe that the principal competitive factors affecting our market include product features such as response time, scalability, ease of use, price, multiprotocol capabilities and customer service and support. Although we believe that our products currently compete favorably with respect to these factors, we cannot assure you that we can maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

WE RELY UPON A LIMITED NUMBER OF SUPPLIERS AND ANY DISRUPTION OR TERMINATION OF THESE SUPPLY ARRANGEMENTS COULD DELAY SHIPMENT OF OUR PRODUCTS AND COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We rely upon a limited number of suppliers of several key components utilized in the assembly of our products. We purchase most of our disk drives through a single supplier. We purchase computer boards and microprocessors from a limited number of suppliers. Our reliance on a limited number of suppliers involves several risks, including:

     - a potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments;

     - price increases;

     - timely delivery; and

     - component quality.

     In the future, we intend to increasingly rely on contract manufacturers to assemble our products. If our contract manufacturers' operations were interrupted for any reason, our ability to meet scheduled product deliveries to customers would be adversely affected.

     Component quality is particularly significant with respect to our supplier of disk drives. In order to meet product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply and demand issues for disk drives, microprocessors and for semiconductor memory components, which could result in component shortages, selective supply allocations and increased prices of such components. We cannot assure you that we will be able to obtain our full requirements of such components in the future or that prices of such components will not increase. In addition, problems with respect to yield and quality of such components and timeliness of deliveries could occur. Disruption or termination of the supply of these components could delay shipments of our products and could materially adversely affect our operating results. Such delays could also damage relationships with current and prospective customers.

WE CANNOT ASSURE YOU THAT OUR OEM RELATIONSHIPS WITH DELL COMPUTER CORPORATION AND FUJITSU LIMITED WILL GENERATE SIGNIFICANT REVENUE.

     While our agreements with Dell Computer Corporation and Fujitsu Limited are an element of our strategy to increase penetration in the Windows NT market, neither Dell Computer Corporation nor Fujitsu Limited have made purchase commitments for our products. In addition, since these agreements are new, we do not have a history upon which to base an analysis of their future success. Currently we do not, and cannot assure you that we will, generate significant revenue from these agreements.

WE DO NOT HAVE EXCLUSIVE RELATIONSHIPS WITH OUR DISTRIBUTORS AND ACCORDINGLY THERE IS A RISK THAT THOSE DISTRIBUTORS MAY GIVE HIGHER PRIORITY TO PRODUCTS OF OTHER SUPPLIERS WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our distribution customers generally offer products of several different companies, including products of our competitors. Accordingly, there is risk that these distributors may give higher priority to products of other suppliers, which could adversely affect our operating results.

WE DEPEND UPON OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP AND INTRODUCE NEW PRODUCTS AND ANY FAILURE TO DEVELOP AND INTRODUCE NEW PRODUCTS SUCCESSFULLY COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our future growth depends upon the successful development and introduction of new hardware and software products. We cannot assure you that these or other new products will be introduced on a timely basis or attain market acceptance. Due to the complexity of network file servers and Internet caching devices, and the difficulty in gauging the engineering effort required to produce new products, new products are subject to significant technical risks. We cannot assure you that new products will be introduced on a timely basis or at all. In the past, we have experienced delays in the shipments of our new products principally due to an inability to qualify component parts from disk drive and other suppliers, resulting in delay or loss of product sales. If new products are delayed or do not achieve market acceptance, our operating results will be materially adversely affected.

WE FACE RISKS OF TECHNOLOGICAL CHANGES THAT AFFECT OUR PRODUCTS.

     The markets we serve are characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. Our future success will depend upon our ability to develop and introduce new products (including new software releases and enhancements) on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We cannot assure you that we will be successful in developing and marketing new products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, our operating results will be materially adversely affected.

UNDETECTED SOFTWARE ERRORS OR FAILURES FOUND IN NEW PRODUCTS MAY RESULT IN LOSS OF OR DELAY IN MARKET ACCEPTANCE OF OUR PRODUCTS WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could materially adversely affect our operating results.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY WE MAY BE SUBJECT TO INCREASED COMPETITION WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret, copyright and patent laws, which afford only limited protection. We have registered trademarks including our "Network Appliance" name and logo and "NetApp" trademarks. We will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and with our resellers and customers. We currently have multiple U.S. and international patent applications pending and one U.S. patent issued. The pending applications may not be approved and if patents are issued, such patents may be challenged. If such challenges are brought, the patents may be invalidated. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not materially adversely affect our ability to do business.

     Litigation may be necessary to protect our proprietary technology. Any such litigation may be time-consuming and costly. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around patents issued to us or other intellectual property rights of ours.

     We are subject to intellectual property infringement claims. We may, from time to time receive claims that we are infringing third parties' intellectual property rights. In the first quarter of fiscal 1997, we settled litigation related to the alleged infringement of third party rights and other claims, which resulted in a pre-tax expense of $4.3 million ($3.5 million in payments to the plaintiffs and $0.8 million in legal fees). Third parties may in the future claim infringement by us with respect to current or future products, trademarks or other proprietary rights. We expect that companies in the appliance market will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims could be time-consuming, result in costly litigation, cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

THE MARKET PRICE FOR OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE AND ANY BROAD MARKET FLUCTUATIONS MAY MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

     - fluctuations in our operating results;

     - fluctuations in the valuation of companies perceived by investors to be comparable to us;

     - a shortfall in revenues or earnings compared to securities analysts' expectations;

     - changes in analysts' recommendations or projections;

     - announcements of new products, applications or product enhancements by us or our competitors; and

     - changes in our relationships with our suppliers or customers.

     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated to the operating results of such companies. As a result, the market price of our common stock may fluctuate significantly in the future and any broad market fluctuations may adversely affect the market price of our common stock. Due to all of the foregoing, the current market price of our common stock may not be indicative of future market prices.

PROTECTIVE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS COULD MATERIALLY ADVERSELY AFFECT STOCKHOLDERS.

     Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, certain provisions of our bylaws pertaining to the future elimination of cumulative voting and shareholder action by written consent, and the requirement that shareholders may call a special meeting of shareholders only upon a request of shareholders owning at least 50% of our common stock, could delay or make more difficult a proxy contest involving us, which could adversely affect the market price of our common stock.

YEAR 2000 ISSUES COULD HARM OUR OPERATIONS.

     The Year 2000 issue refers to computer programs which use two digits rather than four to define a given year and which therefore might read a date using "00" as the year

1900 rather than the year 2000. As a result, many companies' systems and software may need to be upgraded or replaced in order to function correctly after December 31, 1999.

     We are currently conducting a general software upgrade and replacement program to enhance our computer systems and applications, in particular those systems and applications related to our manufacturing, distribution and financial operations. As part of this larger program we are addressing the critical areas of our internal computer systems, products and relationships with external organizations for Year 2000 compliance. We are addressing Year 2000 compliance for both our information technology ("IT") and non-IT systems, which typically include embedded technology such as microcontrollers.

     While we believe that the estimated cost of becoming Year 2000 compliant will not be significant to our operating results, failure to complete all the work in a timely manner could materially adversely affect our operating results. While we expect all planned work to be completed, we can not guarantee that all systems will be in compliance by the Year 2000, the systems of suppliers and other companies and government agencies on which we rely will be converted in a timely manner, or that our contingency planning will be able to fully address all potential interruptions. Therefore, Year 2000 issues could cause delays in our ability to produce or ship our products, process transactions or otherwise conduct business in any of our markets. Year 2000 issues could lower demand for our products while increasing our costs. The occurrence of one or more of these factors could materially adversely affect our operating results. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                       HOW WE INTEND TO USE THE PROCEEDS

     Our net proceeds from the sale of 2,500,000 shares of common stock we are offering at an assumed offering price of $53.88 per share are estimated to be approximately $128.7 million, after deducting the underwriting discount and commission and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary assets, technologies and businesses. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. See "Underwriting." Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently anticipate retaining all available funds, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon our earnings and financial condition and such other factors as the directors may consider or deem appropriate at the time.

                          PRICE RANGE OF COMMON STOCK

     Our common stock commenced trading on the Nasdaq National Market on November 21, 1995 and is traded under the symbol "NTAP." On March 22, 1999, the last reported sale price for the common stock as reported by the Nasdaq National Market was $53.88 per share. As of March 22, 1999, there were 313 shareholders of record of our common stock. The following table sets forth for the periods indicated the high and low closing sales prices for our common stock as reported on the Nasdaq National Market. All information gives effect to two-for-one stock splits effective December 1997 and 1998.

                                                         SALES PRICE
                                                       ----------------
                                                        HIGH      LOW
                                                       ------    ------
FISCAL YEAR 1997
Quarter ended July 26, 1996..........................  $ 9.69    $ 6.06
Quarter ended October 25, 1996.......................    8.80      5.44
Quarter ended January 24, 1997.......................   14.00      7.88
Quarter ended April 30, 1997.........................   13.75      6.56
FISCAL YEAR 1998
Quarter ended July 25, 1997..........................  $10.25    $ 7.00
Quarter ended October 24, 1997.......................   14.16      9.94
Quarter ended January 23, 1998.......................   17.75     12.06
Quarter ended April 30, 1998.........................   18.13     13.66
FISCAL YEAR 1999
Quarter ended July 31, 1998..........................  $25.13    $16.56
Quarter ended October 30, 1998.......................   30.22     17.38
Quarter ended January 29, 1999.......................   55.50     27.38
Quarter ended April 30, 1999 (through March 22,
  1999)..............................................   54.13     39.63

                                 CAPITALIZATION

     The following table sets forth our capitalization as of January 29, 1999 on an actual basis, and as adjusted to reflect the sale of 2,500,000 shares of common stock offered by us at an assumed offering price of $53.88 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Condensed Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus. All information gives effect to a two-for-one stock split effective December 21, 1998.

                                                          AS OF JANUARY 29, 1999
                                                         -------------------------
                                                                           AS
                                                          ACTUAL        ADJUSTED
                                                         --------      -----------
                                                           (IN THOUSANDS, EXCEPT
                                                                SHARE DATA)
Long-term obligations..................................  $    116       $    116
                                                         --------       --------
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized; no shares issued and outstanding,
     actual and as adjusted............................        --             --
  Common stock, no par value; 220,000,000 shares
     authorized; 69,396,295 shares issued and
     outstanding, actual; 71,896,295 shares issued and
     outstanding, as adjusted(1).......................    91,596        220,308
Deferred stock compensation............................      (941)          (941)
Cumulative translation adjustment......................      (123)          (123)
Retained earnings......................................    45,208         45,208
                                                         --------       --------
     Total shareholders' equity........................   135,740        264,452
                                                         --------       --------
          Total capitalization.........................  $135,856       $264,568
                                                         ========       ========

-------------------------
(1) As of January 29, 1999 excludes:

     - 16,999,469 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $12.62 per share;

     - 6,262,903 shares that are reserved for future issuance under our 1995 Stock Incentive Plan and our Special Non-Officers Stock Option Plan; and

     - 796,574 shares that are reserved for issuance under our Employee Stock Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of and for the periods indicated. The consolidated statement of operations data for the nine months ended January 23, 1998 and January 29, 1999 and consolidated balance sheet data as of January 29, 1999 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for the nine months ended January 29, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. We operate on a 52/53 week fiscal year ending on the last Friday in April of each year. For presentation purposes in the following table we have indicated April 30 as our fiscal year end date. The consolidated statement of operations data for each of the fiscal years in the three-year period ended April 30, 1998 and the consolidated balance sheet data as of April 30, 1997 and 1998 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended April 30, 1994 and 1995 and the consolidated balance sheet data as of April 30, 1994, 1995 and 1996 were derived from our audited consolidated financial statements not included elsewhere in this prospectus. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Condensed Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus.

                                                                                                NINE MONTHS ENDED
                                                   FISCAL YEAR ENDED APRIL 30,              -------------------------
                                         ------------------------------------------------   JANUARY 23,   JANUARY 29,
                                          1994      1995      1996     1997(1)     1998        1998          1999
                                         -------   -------   -------   -------   --------   -----------   -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA
Net Sales..............................  $ 2,244   $14,796   $46,632   $93,333   $166,163    $115,805      $198,616
Cost of Sales..........................    1,083     7,957    20,557    38,061     67,549      47,196        80,938
                                         -------   -------   -------   -------   --------    --------      --------
  Gross Margin.........................    1,161     6,839    26,075    55,272     98,614      68,609       117,678
                                         -------   -------   -------   -------   --------    --------      --------
Operating Expenses:
  Sales and Marketing..................    1,513     6,284    12,735    24,268     42,779      29,352        51,830
  Research and Development.............      780     2,608     4,762     8,968     16,649      11,738        20,618
  General and Administrative...........      823     2,860     2,578     4,134      6,528       4,701         7,092
  Purchased In-Process Technology and
    Related Compensation Charge........       --        --        --    10,519         --          --            --
  Litigation Settlement................       --        --        --     4,300         --          --            --
                                         -------   -------   -------   -------   --------    --------      --------
         Total Operating Expenses......    3,116    11,752    20,075    52,189     65,956      45,791        79,540
                                         -------   -------   -------   -------   --------    --------      --------
Income (Loss) From Operations..........   (1,955)   (4,913)    6,000     3,083     32,658      22,818        38,138
Other Income, net......................       81       149       600       960        889         640         1,658
                                         -------   -------   -------   -------   --------    --------      --------
Income (Loss) Before Income Taxes......   (1,874)   (4,764)    6,600     4,043     33,547      23,458        39,796
Provision for Income Taxes.............       --        --        --     3,793     12,582       8,797        14,929
                                         -------   -------   -------   -------   --------    --------      --------
Net Income (Loss)......................  $(1,874)  $(4,764)  $ 6,600   $   250   $ 20,965    $ 14,661      $ 24,867
                                         =======   =======   =======   =======   ========    ========      ========
Net Income (Loss) Per Share:
  Basic(2).............................  $ (0.12)  $ (0.28)  $  0.18   $  0.00   $   0.32    $   0.23      $   0.37
                                         =======   =======   =======   =======   ========    ========      ========
  Diluted(3)...........................  $ (0.12)  $ (0.28)  $  0.10   $  0.00   $   0.29    $   0.21      $   0.32
                                         =======   =======   =======   =======   ========    ========      ========
Shares Used in Per Share Calculation:
  Basic(2).............................   16,258    17,140    35,994    60,978     64,914      64,562        67,803
                                         =======   =======   =======   =======   ========    ========      ========
  Diluted(3)...........................   16,258    17,140    62,936    68,804     71,902      71,448        76,679
                                         =======   =======   =======   =======   ========    ========      ========

                                                                   AS OF APRIL 30,                       AS OF
                                                   ------------------------------------------------   JANUARY 29,
                                                    1994      1995      1996      1997       1998        1999
                                                   -------   -------   -------   -------   --------   -----------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, Cash Equivalents and Short-Term
  Investments....................................  $ 2,426   $ 1,791   $27,619   $28,436   $ 48,115    $ 68,036
Total Assets.....................................    4,055    10,628    45,449    68,941    115,736     172,648
Long-Term Obligations............................    4,855    11,607       318       232        180         116
Total Shareholders' Equity (Deficit).............   (1,324)   (5,923)   39,029    54,029     86,265     135,740

-------------------------
(1) Fiscal 1997 includes non-recurring charges of $10,519,000 ($9,215,000, net of taxes) for purchased in-process technology and compensation expense related to the acquisition of Internet Middleware Corporation and $4,300,000 (2,795,000, net of taxes) for the settlement of litigation. See Notes 4 and 9 of Notes to Consolidated Financial Statements.
(2) The basic net income (loss) per share computation excludes redeemable convertible preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights held by us. See Note 2 of Notes to Consolidated Financial Statements and Note 6 of Notes to Condensed Consolidated Financial Statements for a detailed explanation of the determination of shares used in computing basic net income (loss) per share.
(3) The diluted net income (loss) per share computation excludes redeemable convertible preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights held by us in periods of net loss as their effect would be antidilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes included in another part of this prospectus and which are incorporated into this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," and elsewhere in this prospectus.

     Network Appliance pioneered the concept of the "network appliance," an extension of the industry trend toward specialized devices that perform a specific function in the network, similar to the adoption of the router for network communications. Today we are the leading supplier of network attached data storage and access devices.

     We derive a substantial portion of our revenue from the sale of our network filer products. As a result, a reduction in the demand for filer products due to increased competition, a general decline in the market for network file servers or other factors could materially adversely affect our operating results. In fiscal 1998, we initiated product shipments of NetCache appliances and in the second quarter of fiscal 1999 began shipments of the second generation of our NetCache proxy server. We expect that NetCache product sales will become a larger percentage of net sales.

     Our gross margins may vary based on the configuration of systems that are sold. Our sales of disk drives generate lower gross margin percentages than those of our filer products. As a result, as we sell more highly configured systems with greater disk drive content, overall gross margin percentages will be negatively affected. Consequently, we believe we will experience a modest decline in gross margins and pre-tax income as a percentage of net sales in the fourth quarter of fiscal 1999 and fiscal 2000.

     Our gross margins have been and may continue to be affected by a variety of other factors, including:

     - competition;

     - direct versus indirect sales;

     - the mix and average selling prices of products, including software licensing;

     - new product introductions and enhancements; and

     - the cost of components and manufacturing labor.

     Operating results have not been materially adversely affected by seasonality in the past. However, because of the significant summer seasonal effects experienced within the industry, particularly in Europe, our future operating results could be adversely affected by seasonality.

     For the nine months ended January 29, 1999, approximately 31% of our net sales were derived from international customers (including United States exports). Accordingly our future operating results could be materially adversely affected by a variety of factors, some of which are beyond our control. For more information on risks associated with our international operations, see "Risk Factors -- Risks inherent in our international operations could have a material adverse effect on our operating results."

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of income data as a percentage of net sales for the periods indicated:

                                                                 NINE MONTHS ENDED
                                  YEAR ENDED APRIL 30,       --------------------------
                               --------------------------    JANUARY 23,    JANUARY 29,
                                1996      1997      1998        1998           1999
                               ------    ------    ------    -----------    -----------
Net Sales....................   100.0%    100.0%    100.0%      100.0%         100.0%
Cost of Sales................    44.1      40.8      40.7        40.8           40.8
                               ------    ------    ------      ------         ------
  Gross Margin...............    55.9      59.2      59.3        59.2           59.2
                               ------    ------    ------      ------         ------
Operating Expenses:
  Sales and Marketing........    27.3      26.0      25.7        25.3           26.1
  Research and Development...    10.2       9.6      10.0        10.1           10.4
  General and
     Administrative..........     5.5       4.4       3.9         4.1            3.5
  Purchased In-Process
     Technology and Related
     Compensation Charge.....      --      11.3        --          --             --
  Litigation Settlement......      --       4.6        --          --             --
                               ------    ------    ------      ------         ------
     Total Operating
       Expenses..............    43.0      55.9      39.6        39.5           40.0
                               ------    ------    ------      ------         ------
Income From Operations.......    12.9       3.3      19.7        19.7           19.2
Other Income, Net............     1.3       1.0       0.5         0.6            0.8
                               ------    ------    ------      ------         ------
Income Before Income Taxes...    14.2       4.3      20.2        20.3           20.0
Provision for Income Taxes...      --       4.0       7.6         7.6            7.5
                               ------    ------    ------      ------         ------
Net Income...................    14.2%      0.3%     12.6%       12.7%          12.5%
                               ======    ======    ======      ======         ======

NINE MONTHS ENDED JANUARY 29, 1999 COMPARED TO JANUARY 23, 1998

     Net sales increased by 71.5%, from $115.8 million for the nine months ended January 23, 1998 to $198.6 million for the nine months ended January 29, 1999. This increase was primarily attributable to a higher volume of units shipped, as compared to the corresponding period of the prior fiscal year. Factors impacting unit growth include:

     - expansion of our direct sales force;

     - increased unit shipments principally due to the successful launching of our F700 filer product family during the second quarter of fiscal 1999;

     - increased worldwide shipment of NetApp cluster failover and NetCache solutions and growth in sales of the NetApp F630; and

     - increased multi-protocol software licensing, software subscription and service revenues due to a growing installed base, and increased sales of multi-protocol systems.

     Net sales growth was also positively impacted by a higher average selling price of the newly introduced F700 filer product family due primarily to the increase in storage content, and an increase in the average selling price of the NetApp F630 primarily facilitated by the incorporation of fibre-channel disk drives which increase system capacity. Factors which partially offset overall net sales growth include declining unit sales of our older product family and decreases in base prices of our older product line due to competitive forces.

     International net sales (including United States exports) grew by 119.3% for the nine months ended January 29, 1999 as compared to comparable period for the prior fiscal year. International net sales were $60.9 million, or 30.7%, of total net sales for the nine months ended January 29, 1999. The increase in international sales for the nine months ended January 29, 1999 was primarily a result of European sales growth due to increased headcount in the direct sales force, indirect channel sales through resellers, shipments of filers and sales of our new NetApp Cluster Failover solutions and NetCache appliances. Asia Pacific net sales growth for the nine months ended January 29, 1999 was also driven by increased headcount in the direct sales force, increased shipments of filers and the sale of NetCache appliances, as compared to the corresponding period of the prior fiscal year.

     We cannot assure you that our net sales will continue to increase in absolute dollars or at the rate at which they have grown in recent fiscal periods.

     Gross Margin -- Gross margin remained constant at 59.2% for the nine months ended January 29, 1999 as compared to the corresponding period for the prior fiscal year. The consistency in gross margin for the nine months ended January 29, 1999, as compared to the corresponding period for the prior fiscal year, was primarily attributable to the increase in product volume, lower costs of key components, increased manufacturing efficiencies, increased market acceptance of our product line with the continuance of the cost-reduced designs introduced in the second quarter of fiscal 1999, the introduction of the F700 filer product family and NetApp Cluster Failover system during the second quarter of fiscal 1999 and the revenue growth from sales of NetCache appliances. Gross margin was also favorably impacted by the licensing of multi-protocol software and support contracts, and by growth in software subscription and service revenues due to a larger installed base. Primary factors negatively impacting gross margin were the increase in the sales volume of the F700 product family, which has higher incremental costs associated with greater disk drive and memory content, and the effect of base system price reductions across the full range of older generation filers.

     Our gross margin has been and will continue to be affected by a variety of factors, including:

     - competition;

     - product configuration;

     - direct versus indirect sales;

     - the mix and average selling prices of products, including software licensing;

     - new product introductions and enhancements; and

     - the cost of components and manufacturing labor.

     Our gross margin may also vary based upon the configuration of systems that are sold and whether they are sold directly or through indirect channels. Highly configured systems have historically generated lower overall gross margin percentages due to greater disk drive and memory content.

     Sales and Marketing -- Sales and marketing expenses consist primarily of salaries, commissions, advertising and certain promotional expenses and customer service and support costs. For the nine months ended January 29, 1999, sales and marketing expenses of $51.8 million reflect an increase of 76.6% over the comparable period of fiscal 1998. These expenses were 25.3% and 26.1% of net sales for the nine months ended January 23, 1998 and January 29, 1999, respectively. The increase in absolute dollars was primarily related to the continued expansion of our sales and marketing organization, including growth in the domestic and international direct sales forces and increased commission expenses. We expect to continue to increase our sales and marketing expenses in an effort to expand domestic and international markets, introduce new products, establish and expand new distribution channels and increase product and company awareness. We believe that our continued growth and profitability is dependent in part on the successful expansion of our international operations, and therefore, have committed significant resources intended to increase international sales.

     Research and Development -- Research and development expenses consist primarily of salaries and benefits, prototype expenses and fees paid to outside consultants. Research and development expenses increased 75.7% from $11.7 million for the nine months ended January 23, 1998 to $20.6 million for the nine months ended January 29, 1999. These expenses represented 10.1% and 10.4% of net sales, respectively, for those periods. Research and development expenses increased in absolute dollars, primarily as a result of increased headcount, ongoing support of current and future product development and enhancement efforts and prototyping expenses associated with the development of new products, including the NetApp F700 series filers and the C700 family, the second generation of our NetCache appliances. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. We intend to continuously expand our existing product offerings and to introduce new products. Consequently, we expect that such expenditures will continue to increase in absolute dollars. For the nine months ended January 29, 1999 and January 23, 1998, no software development costs were capitalized.

     General and Administrative -- General and administrative expenses increased 50.9% from $4.7 million for the nine months ended January 23, 1998 to $7.1 million for the nine months ended January 29, 1999. These expenses represented 4.1% and 3.5% of net sales, respectively, for those periods. Increases in absolute dollars were primarily due to increased headcount, and increases to the allowance for doubtful accounts and outside service fees. We believe that our general and administrative expenses will increase in absolute dollars as we continue to build our infrastructure.

     Other Income, Net -- Other income, net, was $0.6 million and $1.7 million for the nine months ended January 23, 1998 and January 29, 1999, respectively. The increase was due primarily to foreign currency exchange gains recorded in the second quarter of fiscal 1999.

     Provision for Income Taxes -- Our effective tax rate was 37.5% for the nine months ended January 23, 1998 and January 29, 1999.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net Sales -- Net sales increased from $93.3 million in fiscal 1997 to $166.2 million in fiscal 1998, an increase of 78.0%. The increase in net sales was principally attributable to a higher volume of filers shipped. The increase in unit shipments resulted primarily from expansion of our direct sales force and the introduction of new products during June and July 1997, particularly the enterprise-class NetApp F630, the NetApp F520 and the NetApp F230. Net sales for fiscal 1998 were also positively impacted by a shift in product mix toward higher-end systems, primarily due to the introduction of new products, leading to higher average selling prices for filers than in the previous fiscal year. Net sales also grew as a result of increased multi-protocol system shipments, the licensing of multi-protocol software to pre-existing customers and increased service and software subscription revenues due to a growing installed base.

     International net sales (including United States exports) were $16.1 million and $37.8 million, for fiscal 1997 and 1998, respectively. The increase in international net sales was primarily a result of European sales growth due to increased headcount in the direct sales force over the prior fiscal year and to the introduction of the new products in June and July 1997.

     Gross Margin -- Gross margin remained relatively flat increasing slightly from 59.2% of net sales for fiscal 1997 to 59.3% of net sales for fiscal 1997. This increase in gross margin was primarily attributable to the increase in product volume, lower costs of key components, increased manufacturing efficiencies and the sale of our new product with cost-reduced designs first introduced in June and July 1997. Gross margin was also favorably impacted by the licensing of multi-protocol software and by growth in software subscription and service revenues due to a growing installed base. Factors contributing to gross margin growth were partially offset by the sale of 4 gigabyte drives at reduced prices in fiscal 1998.

     Our gross margin has been and will continue to be affected by a variety of factors, including competition, product configuration, direct versus indirect sales, the mix and average selling prices of products, new product introductions and enhancements and the cost of components and manufacturing labor. In particular, our gross margin varies based upon the configuration of systems that are sold and whether they are sold directly or through indirect channels. Highly configured systems typically generate lower overall gross margin percentages due to greater disk drive and memory content.

     Sales and Marketing -- Sales and marketing expenses consist primarily of salaries, commissions, advertising and promotional expenses and customer service and support costs. Sales and marketing expenses increased 76.3% from $24.3 million in fiscal 1997 to $42.8 million in fiscal 1998. These expenses were 26.0% and 25.7% of net revenues for fiscal 1997 and 1998, respectively. The increase in absolute dollars was primarily related to expansion of our sales and marketing organization, including growth in the domestic and international direct sales forces and increased commission expenses. During the quarter ended January 23, 1998, we launched an advertising campaign which contributed to absolute dollar growth in sales and marketing expenses for fiscal 1998. We expect to continue to increase our sales and marketing expenses in an effort to expand domestic and international markets, introduce new products, establish and expand new distribution channels and increase product and company awareness. We believe that our continued growth and profitability is dependent in part on the successful expansion of our international operations, and therefore, we have committed significant resources to international sales.

     Research and Development -- Research and development expenses consist primarily of salaries and benefits and prototype expenses. Research and development expenses increased 85.6% from $9.0 million in fiscal 1997 to $16.6 million in 1998. These expenses represented 9.6% and 10.0% of net sales in fiscal 1997 and 1998, respectively, and increased as a result of headcount growth, prototyping expenses associated with the development of new products and ongoing support of current and future product development and enhancement efforts. We believe that significant investments in research and development will be required to remain competitive and expect that such expenditures will continue to increase in absolute dollars.

     General and Administrative -- General and administrative expenses were $4.1 million in fiscal 1997, compared to $6.5 million in fiscal 1998, an increase of 57.9%. These expenses represented 4.4% and 3.9% of net sales for such periods and increased in absolute dollars primarily as a result of headcount growth, increased professional services fees and an increase to the allowance for doubtful accounts. We believe that our general and administrative expenses will increase in absolute dollars as we continue to build our infrastructure.

     Litigation Settlement -- See "-- Fiscal 1997 Compared to Fiscal 1996 -- Litigation Settlement."

     Purchased In-Process Technology and Related Compensation Charge -- See discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations section titled "Fiscal 1997 Compared to Fiscal 1996."

     Other Income, Net -- Other income, net, was $1.0 million and $0.9 million in fiscal 1997 and 1998, respectively. Other income, net, decreased over the corresponding period of the prior year due primarily to foreign currency exchange losses recorded in fiscal 1998.

     Provision for Income Taxes -- Our effective tax rate for fiscal 1997 was 93.8% compared to 37.5% for fiscal 1998. The fiscal 1997 tax rate was primarily affected by the one-time charge to operations of $7.4 million for the write-off of purchased in-process research and development related to the IMC acquisition which was not deductible for income tax purposes. Excluding the net effect of the IMC acquisition, the fiscal 1997 effective tax rate would have been 35%. The higher effective tax rate in fiscal 1998, compared to the fiscal 1997 effective tax rate, exclusive of the IMC acquisition, relates to increased earnings, which reduce the impact of research and development and other tax credits on the effective tax rate. Additionally, fiscal 1997 included a benefit for the reversal of a valuation allowance previously provided against deferred tax assets which did not occur in fiscal 1998. As of April 30, 1997 and 1998, a valuation allowance was deemed unnecessary as management determined that it is more likely than not that the net deferred tax asset is realizable.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales -- Net sales increased by 100% from $46.6 million in fiscal 1996 to $93.3 million in fiscal 1997. This increase was attributable to an increased shipping volume of filers and related peripheral devices and higher average selling prices of filers. The increase in filer shipments resulted primarily from expansion of our domestic and international direct sales force, growth of our domestic and international indirect sales channel, increased market acceptance of our products and the introduction of the NetApp F540. The higher average selling prices resulted primarily from the introduction of the enterprise-class NetApp F540 and the shipment of a greater number of units directly to end users, who generally purchase more highly configured systems at higher average selling prices than resellers. Net sales also increased as a result of the introduction of multi-protocol systems and the licensing of multi-protocol software to pre-existing customers.

     Gross Margin -- Gross margin increased from 55.9% in fiscal 1996 to 59.2% in fiscal 1997. This increase in gross margin was primarily attributable to the increase in product volume in fiscal 1997, lower costs of key components and increased manufacturing efficiencies. Gross margin also increased over the prior fiscal year as a result of licensing multi-protocol software and increases in software subscription revenue due to a larger installed base. These factors offset the effect of increased sales of highly configured systems during fiscal 1997, which generally generate lower gross margins per system due to higher disk drive and memory content.

     Sales and Marketing -- Sales and marketing expenses increased 90.6% from $12.7 million in fiscal 1996 to $24.3 million in fiscal 1997. These expenses were 27.3% and 26.0% of net sales in fiscal 1996 and 1997, respectively. The increase in absolute dollars was primarily related to the expansion of our sales and marketing organization, particularly the increase in the direct sales force, and increased commission expenses related to higher sales volumes.

     Research and Development -- Research and development expenses increased 88.3% from $4.8 million in fiscal 1996 to $9.0 million in fiscal 1997. These expenses represented 10.2% and 9.6% of net sales in fiscal 1996 and 1997, respectively, and increased in absolute dollars primarily as a result of increased headcount, prototyping expenses associated with the development of new products and the support of the current and future product development and enhancement efforts.

     General and Administrative -- General and administrative expenses were $2.6 million in fiscal 1996, compared to $4.1 million in fiscal 1997, an increase of 60.4%. These expenses represented 5.5% and 4.4%, respectively, of net sales for such periods. In fiscal 1997, we continued our investments in additional staffing, facilities expansion and related occupancy costs necessary to manage and support our growth. Professional fees also increased from fiscal 1996 to fiscal 1997. The growth in professional fees was primarily related to increases in general legal fees, investor relations activities and accounting related services.

     Purchased In-Process Technology and Related Compensation Charge -- On March 17, 1997, we acquired all outstanding shares and options to purchase shares of IMC common stock by issuing 748,092 shares of our common stock and options to purchase shares of our common stock. In connection with the acquisition, intangible assets of $8.4 million were acquired, of which $7.4 million was reflected as a one-time charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The remaining intangible assets of $1.0 million, consisting of existing technology and goodwill, are included in other assets in the accompanying consolidated balance sheets and are being amortized over their estimated useful lives of five years.

     Certain key employees of IMC who continued as our employees were also granted vested options to purchase shares of our common stock at a discount to the market price of our common stock immediately preceding the acquisition. In connection with the granting of these options, we recorded a compensation charge of $3.2 million in the fourth quarter of fiscal 1997.

     The acquisition was accounted for as a purchase and, accordingly, the results of operations of IMC from the date of acquisition forward have been included in our consolidated financial statements. IMC results of operations included in our consolidated financial statements for fiscal 1997 were not significant. See Note 4 of Notes to Consolidated Financial Statements for pro forma financial information.

     Litigation Settlement -- In July 1994, we and certain of our former employees were named as defendants in a lawsuit which alleged that one of our founders, who left the company in March 1995, misappropriated confidential information prior to the company's founding in April 1992. In August 1996, we entered into a settlement with the plaintiff which resulted in a charge to earnings of $4.3 million in the first quarter of fiscal 1997, which included a $3.5 million payment to the plaintiffs and $0.8 million of legal fees. As the payment released us from all liabilities associated with the case, we have no future obligations to the plaintiffs. We deny any wrongdoing on our part or on the part of the founder.

     Other Income, Net -- Other income, net, was $0.6 million and $1.0 million in fiscal 1996 and 1997, respectively. In both of these periods, other income, net, represented less than 2% of net sales. Other income, net, increased in fiscal 1997 due primarily to interest income earned over four quarters of fiscal 1997 on the net proceeds of $25.7 million from our November 1995 initial public offering compared to interest earnings on initial public offering proceeds over two quarters for fiscal 1996.

     Provision for Income Taxes -- In fiscal 1996, our federal and state income tax liabilities were offset by the realization of a portion of net deferred tax assets. We recognized a benefit for net deferred tax assets to the extent that they were recoverable through tax refunds in the event of future net operating losses. We recorded a valuation allowance for the balance of our net deferred tax assets as a result of uncertainty regarding realization of the assets, including our limited operating history.

     The fiscal 1997 income tax provision was $3.8 million (effective rate of 93.8%). The fiscal 1997 tax rate was primarily affected by the one-time charge to operations of $7.4 million for the write-off of purchased in-process research and development related to the IMC acquisition which was not deductible for income tax purposes. Excluding the net effect of the IMC acquisition, the effective tax rate would have been 35%. As of April 30, 1997, a valuation allowance was deemed unnecessary as management determined that it was more likely than not that the net deferred tax asset was realizable.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected consolidated quarterly financial information for each of the seven quarters through January 29, 1999. This information is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Such quarterly results are not necessarily indicative of the results to be expected for the full year or future periods.

                                                          THREE MONTHS ENDED
                        ---------------------------------------------------------------------------------------
                        JULY 25,   OCTOBER 24,   JANUARY 23,   APRIL 30,   JULY 31,   OCTOBER 30,   JANUARY 29,
                          1997        1997          1998         1998        1998        1998          1999
                        --------   -----------   -----------   ---------   --------   -----------   -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
  OF INCOME DATA
Net Sales.............  $33,420      $38,401       $43,984      $50,358    $57,375      $65,625       $75,616
Cost of Sales.........   13,570       15,746        17,880       20,353     23,239       26,881        30,818
                        -------      -------       -------      -------    -------      -------       -------
  Gross Margin........   19,850       22,655        26,104       30,005     34,136       38,744        44,798
                        -------      -------       -------      -------    -------      -------       -------
Operating Expenses:
  Sales and
    Marketing.........    8,493        9,672        11,187       13,427     14,935       17,064        19,831
  Research and
    Development.......    3,415        3,903         4,420        4,911      6,081        6,722         7,815
  General and
    Administrative....    1,356        1,493         1,852        1,827      1,885        2,552         2,655
                        -------      -------       -------      -------    -------      -------       -------
    Total Operating
      Expenses........   13,264       15,068        17,459       20,165     22,901       26,338        30,301
                        -------      -------       -------      -------    -------      -------       -------
Income From
  Operations..........    6,586        7,587         8,645        9,840     11,235       12,406        14,497
Other Income, Net.....      168          229           243          249        121          995           542
                        -------      -------       -------      -------    -------      -------       -------
Income Before Income
  Taxes...............    6,754        7,816         8,888       10,089     11,356       13,401        15,039
Provision for Income
  Taxes...............    2,533        2,931         3,333        3,785      4,259        5,025         5,645
                        -------      -------       -------      -------    -------      -------       -------
Net Income............  $ 4,221      $ 4,885       $ 5,555      $ 6,304    $ 7,097      $ 8,376       $ 9,394
                        =======      =======       =======      =======    =======      =======       =======
Net Income Per Share:
  Basic...............  $  0.07      $  0.08       $  0.08      $  0.10    $  0.11      $  0.12       $  0.14
                        =======      =======       =======      =======    =======      =======       =======
  Diluted.............  $  0.06      $  0.07       $  0.08      $  0.09    $  0.10      $  0.11       $  0.12
                        =======      =======       =======      =======    =======      =======       =======
Shares Used in Per
  Share Calculation:
  Basic...............   63,768       64,612        65,422       66,148     67,096       67,878        68,738
                        =======      =======       =======      =======    =======      =======       =======
  Diluted.............   70,278       72,152        72,500       73,438     74,542       76,112        78,932
                        =======      =======       =======      =======    =======      =======       =======

     The following table sets forth, for the periods indicated, the percentage of net sales represented by each item in the preceding consolidated statement of income data.

                                                           THREE MONTHS ENDED
                         ---------------------------------------------------------------------------------------
                         JULY 25,   OCTOBER 24,   JANUARY 23,   APRIL 30,   JULY 31,   OCTOBER 30,   JANUARY 29,
                           1997        1997          1998         1998        1998        1998          1999
                         --------   -----------   -----------   ---------   --------   -----------   -----------
CONSOLIDATED STATEMENT
  OF INCOME DATA
Net Sales..............   100.0%       100.0%        100.0%       100.0%     100.0%       100.0%        100.0%
Cost of Sales..........    40.6         41.0          40.7         40.4       40.5         41.0          40.8
                          -----        -----         -----        -----      -----        -----         -----
  Gross Margin.........    59.4         59.0          59.3         59.6       59.5         59.0          59.2
                          -----        -----         -----        -----      -----        -----         -----
Operating Expenses:
  Sales and
    Marketing..........    25.4         25.2          25.4         26.7       26.0         26.0          26.2
  Research and
    Development........    10.2         10.2          10.0          9.8       10.6         10.2          10.3
  General and
    Administrative.....     4.1          3.9           4.2          3.6        3.3          3.9           3.5
                          -----        -----         -----        -----      -----        -----         -----
    Total Operating
      Expenses.........    39.7         39.3          39.6         40.1       39.9         40.1          40.0
                          -----        -----         -----        -----      -----        -----         -----
Income From
  Operations...........    19.7         19.7          19.7         19.5       19.6         18.9          19.2
Other Income, Net......     0.5          0.6           0.5          0.5        0.2          1.5           0.7
                          -----        -----         -----        -----      -----        -----         -----
Income Before Income
  Taxes................    20.2         20.3          20.2         20.0       19.8         20.4          19.9
Provision for Income
  Taxes................     7.6          7.6           7.6          7.5        7.4          7.6           7.5
                          -----        -----         -----        -----      -----        -----         -----
Net Income.............    12.6%        12.7%         12.6%        12.5%      12.4%        12.8%         12.4%
                          =====        =====         =====        =====      =====        =====         =====

     While our quarterly operating results in the past seven quarters in the table have been relatively consistent in percentage terms, quarterly results in the future may vary significantly. See "Risk Factors -- Factors beyond our control could cause our quarterly results to fluctuate" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

LIQUIDITY AND CAPITAL RESOURCES

     As of January 29, 1999, as compared to the April 30, 1998 balances, our cash, cash equivalents and short-term investments increased by $19.9 million to $68.0 million. Working capital increased by $37.3 million to $106.9 million, impacted primarily by increases in cash and cash equivalents, accounts receivable, inventories and deferred taxes and a decrease in accounts payable, partially offset by increases in deferred revenue, accrued compensation and related benefits, income taxes payable and other accrued liabilities, and a decrease in short-term investments. We generated cash from operating activities totaling $16.2 million and $26.5 million for the nine months ended January 23, 1998 and January 29, 1999, respectively. Net cash provided by operating activities for the nine months ended January 29, 1999 principally related to net income of $24.9 million, increases in income taxes payable, deferred revenue and other accrued liabilities, coupled with depreciation and amortization which are non-cash expenses, partially offset by increases in accounts receivable, inventories, prepaid expenses and other assets and deferred income taxes and decreases in accounts payable.

     We used $4.9 million and $11.6 million of cash during the nine months ended January 23, 1998 and January 29, 1999, respectively, to purchase property and equipment. We were provided with $1.7 million and $2.7 million during the nine months ended January 23, 1998 and January 29, 1999, respectively, from net short-term investment redemptions. Financing activities provided $4.8 million and $12.0 million during the nine months ended January 23, 1998 and January 29, 1999, respectively. The increase in cash provided by financing activities for the nine months ended January 29, 1999, compared to the corresponding period of the prior fiscal year, was due to an increased quantity of stock options exercised at a higher average exercise price and a greater number of employees participating in the employee stock purchase plan.

     In June 1998, we executed an agreement to acquire 5.9 acres of land in Sunnyvale, California and the accompanying 127,000 square foot building. Under terms of the agreement, we paid $5.5 million of the $33.8 million purchase price as a nonrefundable deposit. In January 1999, we assigned our rights and obligations under the agreement to a third-party entity and in exchange received back our $5.5 million deposit. We subsequently entered into a $44.0 million operating lease for this property. Our lease payments will vary based on the London Interbank Offered Rate (LIBOR) plus a spread. The lease is for five years and can be renewed for two five-year periods, subject to the approval of the third-party entity. At the expiration or termination of the lease, we have the option to either purchase the property for $44.0 million, or arrange for the sale of the property to a third party for at least $44.0 million with a contingent liability for any deficiency. If the property is not purchased or sold as described above, we will be obligated for an additional lease payment of approximately $37.0 million. The lease also requires us to maintain specified financial covenants with which we were in compliance as of January 29, 1999.

     In June 1998, we signed a 25-year operating lease requiring annual lease payments of $3.1 million, commencing in October 1999, for a 6.2-acre plot in Sunnyvale, California and an option agreement to purchase the 6.2 acres of land. Under terms of the option agreement, we paid a $4.5 million nonrefundable deposit. The option allows us to purchase the land, within a 90-day period, commencing in December 1999 at a purchase price of $23.7 million. Our rights and obligations under this agreement may be assigned to third parties, which we intend to do if we can obtain satisfactory leasing terms.

     In July 1998, we negotiated a $5.0 million unsecured revolving credit facility with a domestic commercial bank. Under terms of the credit facility, which expires in July 1999, we must maintain various financial covenants. Any borrowings under this agreement bear interest at either LIBOR plus 1% or at the lender's "prime" lending rate, such rate determined at our discretion. In December 1998, we drew a $2.5 million letter of credit against our line of credit to facilitate requirements associated with the acquisition of land in Sunnyvale, California and the accompanying 79,000 square foot building, described below.

     In August 1998, we entered into an agreement to acquire 6.0 acres of land in Sunnyvale, California and the accompanying 79,000 square foot building. Under terms of the agreement, we paid $2.5 million of the $16.8 million purchase price as a deposit, including $0.5 million in November 1998 upon satisfaction of certain conditions under the agreement. The deposits are nonrefundable with limited exceptions. Our rights and obligations under this agreement may be assigned to third parties, which we intend to do if we can obtain satisfactory leasing terms.

     Excluding the commitments related to the aforementioned properties, which we intend to assign to third parties and establish as operating leases, we currently have no significant commitments other than commitments under operating leases. We believe that our existing liquidity and capital resources, including the available amounts under the $5.0 million line of credit, are sufficient to fund our operations for at least the next twelve months.

YEAR 2000

     The Year 2000 issue refers to computer programs which use two digits rather than four to define a given year and which therefore might read a date using "00" as the year 1900 rather than the year 2000. As a result, many companies' systems and software may need to be upgraded or replaced in order to function correctly after December 31, 1999.

     We are currently conducting a general software upgrade and replacement program to enhance our computer systems and applications, in particular those systems and applications related to our manufacturing, distribution and financial operations. As part of this larger program we are addressing the critical areas of our internal computer systems, products and relationships with external organizations for Year 2000 compliance. We are addressing Year 2000 compliance for both our IT and non-IT systems, which typically include embedded technology such as microcontrollers.

     As part of our general systems upgrade we have evaluated and selected significant computer software applications which are represented by vendors as Year 2000 compliant. We expect to complete installation of such software in our domestic operations by the end of the first quarter of fiscal year 2000 followed by installation in our international operations by mid-fiscal year 2000. Most of our existing business applications are already supported by Year 2000 compliant software. With the system changes implemented to date and other planned changes, we anticipate that our internal computer software applications will be Year 2000 compliant prior to December 31, 1999. We believe that our current products are Year 2000 compliant, and our new products are being designed to be Year 2000 compliant.

     We rely on numerous third party vendors for certain products and services. We are communicating with our principal service providers and suppliers to assess their Year 2000 readiness. Responses indicate that our significant service providers currently have compliant versions of their systems available or are well into the renovation and testing phases with completion scheduled prior to December 31, 1999. We are still assessing the effect Year 2000 issues will have on our service providers and suppliers, however, our principal service providers and suppliers have represented to us that they are Year 2000 compliant. We can give you no guarantee that the systems and products of these service providers and suppliers on which we rely are, or will be, Year 2000 compliant.

     Our contingency planning for Year 2000 issues relates primarily to the efforts of our third-party vendors. In the event of any Year 2000 disruptions related to third-party software, we expect to follow the individual vendor's contingency directives. With respect to suppliers, we will consider alternative sources as a contingency plan, if necessary. Contingency planning will continue throughout 1999 and our plans will be modified based upon the progress of our remediation efforts, system updates and installations and based upon our communications with selected suppliers. We have determined that our "worst case" scenario relates to Year 2000 compliance problems of our third party vendors and suppliers and other external organizations which if not remedied could materially adversely affect our operating results.

     The costs we expect to incur in connection with our overall general systems upgrade program, including both internal and third party costs, are primarily external costs for software licenses, and implementation and consulting services. These systems and applications were selected primarily for features and functionality in addition to Year 2000 compliance. Accordingly, we do not itemize costs of Year 2000 compliance separately.

     Our expectations regarding the impact of Year 2000 issues are forward looking statements and actual results could vary due to the factors discussed in this section. While we believe that the estimated cost of becoming Year 2000 compliant will not be significant to our operating results, failure to complete all the work in a timely manner could materially adversely affect our operating results. While we expect all planned work to be completed, we can not guarantee that all systems will be in compliance by the Year 2000, the systems of suppliers and other companies and government agencies on which we rely will be Year 2000 compliant, or that our contingency planning will be able to fully address all potential interruptions. Therefore, Year 2000 issues could cause delays in our ability to produce or ship our products, process transactions or otherwise conduct business in any of our markets. Year 2000 issues could lower demand for our products while increasing our costs. The occurrence of one or more of these factors could materially adversely affect our operating results.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes interim and annual reporting standards for an enterprise's business segments and related disclosures about its products, services and geographic areas. We have not yet identified our reporting segments. This statement is effective for us beginning at fiscal year end 1999. Adoption of this statement is not expected to impact our consolidated financial position, results of operations or cash flows.

     In the first quarter of fiscal 1999, we adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue for software transactions. SOP 97-2 requires, among other things, revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. On a forward-looking basis, although we have not fully assessed the implications of this new statement, we do not believe adoption of this statement will have a material impact on our consolidated financial position, results of operations or cash flows.

                                    BUSINESS

     Network Appliance pioneered the concept of the "network appliance," an extension of the industry trend toward specialized devices that perform a specific function in the network, similar to the development of the router for network communications. Today we are the leading supplier of network attached data storage and access devices, called filers. Our first filer product was specifically designed to improve the storage and accessibility of data stored on a network. In late 1997 we introduced an Internet caching appliance, our second product category, designed to achieve Internet bandwidth savings and to improve performance by moving data closer to end-users. This product is designed to benefit customers struggling with Web data traffic that is, according to market analysts, doubling every three months. Our filers are faster, more highly available and easier to operate than similarly configured and competitively priced products. This filer performance is accomplished by a specialized and patented software system optimized to exclusively perform file service tasks, thus providing performance advantages as compared to general purpose computers used as file servers.

     Initially we marketed our filers primarily in the UNIX environment in high technology companies seeking to achieve leading edge performance. Thereafter, we significantly expanded our market by supporting heterogeneous Windows NT, UNIX and Web platforms. More recently we began marketing our products to users of leading database software applications, such as applications offered by Oracle Corp. and Sybase, Inc. In fiscal 1999, we intensified our focus on the Windows NT market and entered into OEM agreements with Dell Computer Corporation and Fujitsu Limited.

INDUSTRY BACKGROUND

     In response to competitive pressures, businesses and other organizations are investing in information systems to shorten product development cycles, enhance customer responsiveness, lower costs and improve the quality of their products and services. Networked computing offers organizations the ability to increase productivity through distribution of computing power and sharing of information across enterprises. In addition, the Internet and online service related businesses have significantly expanded the amount of data available. Furthermore, the development of new applications and services, and the more prevalent use of stored graphics, voice and video, all require dramatically more storage capacity than alphanumeric information.

ISSUES IN DATA MANAGEMENT AND NETWORK COMPUTING

     Enterprises utilizing networked computing environments generally share a common set of key data management requirements driven by rapidly growing volumes of distributed data. Certain of these requirements have become problematic, including:

     - Data Access Performance. Data access performance across networks has historically been addressed by increasing server CPU performance or by increasing network bandwidth. Today, however, network data access performance is increasingly limited by disk input/output performance which has not improved as fast as CPU or network technology.

     - Data Administration. Network data administration, including the back up and expansion of data storage capacity, requires the management of both hardware and software systems and is made complex by the large volumes of data, increasing numbers of users accessing data and wide distribution of data stored across the network.

     - Reliability and Data Availability. As data availability becomes increasingly critical to an enterprise's productivity, it is imperative that network data storage devices have low failure rates, rapid recovery times and the ability to provide uninterrupted data service.

     - Heterogeneous Data Access. As Windows NT has gained acceptance in many applications and environments traditionally dominated by UNIX, organizations require solutions that provide shared access to common data. Neither Windows NT nor UNIX-based file service solutions are currently well-suited for accessing the other's data. In addition to Windows NT and UNIX, the HTTP protocol is becoming more important with the growth of the Internet.

THE NETWORK APPLIANCE SOLUTION

     The core characteristics of the Network Appliance(TM) solution are:

     Fast Response Time. Our filers achieve response time over networks significantly faster than competitively priced products. This speed is achieved through our patented Write Anywhere File Layout (WAFL(TM)) software architecture and a sophisticated caching scheme coupled with industry standard processor architectures and I/O buses. This architecture enables our appliances to service user read and write requests significantly faster than competitively priced solutions.

     Ease of Use. Our products are easy to install and operate. Installation by a systems administrator typically requires less than one hour and knowledge of few system commands. For instance, an administrator can incrementally increase storage capacity by adding disks and executing only one system command. Our Snapshot(TM) feature allows online back up of an active file system without interrupting users. This feature also allows users online access to earlier versions of their data without involving the systems administrator. Together, these features simplify administration, permit more efficient use of personnel, increase data availability and permit remote deployment of filers.

     High Levels of Data Availability and Reliability. In contrast to other approaches, our products are designed to provide high levels of data availability with minimal incremental cost. Traditional servers do not have an integrated facility to efficiently and reliably maintain the availability of data upon disk drive failure. The traditional approach for providing increased data availability for these systems has been to add RAID (redundant array of independent disks) devices which are costly and often performance-limiting. Our unique software integration of RAID provides a solution at minimally incremental cost that yields more reliable data availability with no performance penalties. In the event of a disk drive failure, our filer will reconstruct the failed data elsewhere in the drive array allowing a spare drive to be hot-swapped with the failed drive without any interruption of data availability to client users or requiring a system reboot. When system reboot is required our filers automatically reboot with full data availability in a few minutes regardless of storage capacity.

     Multi-Protocol Solutions. Our filer products provide native support and enable simultaneous shared file services for the NFS (UNIX), CIFS (Windows NT) and HTTP (Internet) protocols. This means that support for these protocols is woven into our WAFL software and file system. Our multi-protocol solutions eliminate the need to duplicate data and do not require an organization to choose one operating system for all network users.

     Scalability. The architecture of our products is designed to be scalable so that storage capacity can cost-effectively grow on an incremental basis while maintaining high throughput levels. Adding an additional filer appliance to a network under this architecture is much simpler than adding a general purpose file server. In addition, a filer can be easily expanded to multi-terabytes of data with relatively consistent response times.

     Cost-Effectiveness. By combining our software-centric architecture with state-of-the-art industry standard microprocessors and hard disk products, we are able to achieve fast response times at a low cost per unit of storage.

STRATEGIES

     We plan to extend our leadership in the network data access appliance market by employing the following strategies:

     Deepen Penetration into the Enterprise Market. Large enterprises are increasingly deploying business critical systems and corporate intranets on their networks. As a result, these organizations require enterprise-wide data storage solutions that are reliable and fast while providing simple operation, high scalability and efficient data management. These are the core characteristics of our filers. In order to make our filers even better suited to these enterprise requirements, we have incorporated features such as cluster fail-over, fibre channel technology and Snapshot, our automated online backup feature.

     Focus on Software Differentiation. We seek to continue to differentiate our products by focusing on developing additional specialized software. We believe this approach allows us to cost-effectively integrate into our systems desirable features such as intelligent Internet caching, software integrated RAID, multi-protocol support, automated online backup and cluster fail-over.

     Develop New Data Access Solutions. We seek to leverage our operating system architecture to enter new network data access markets. Our latest product technology, the NetCache appliance, has been specifically developed to take advantage of our core software architecture. NetCache appliances reduce Internet data traffic by locally storing copies of frequently requested Web pages. This reduces the number of requests over the wide area network. As Internet traffic continues to grow and high-speed access (such as Digital Subscriber Line (DSL)) becomes more widely available, the benefits of Internet caching are expected to increase significantly.

     Another market opportunity we are targeting is providing higher performing, more simplified database storage solutions. Our filer products can offload file service tasks from application servers thereby allowing performance tuning specifically for the database application. Our Snapshot feature allows the database to be backed-up to tape without interrupting database access. Our database solution provides improved levels of database performance, increased data availability and simplified data management. Our filer product line is currently endorsed by major database vendors Oracle Corp. and Sybase, Inc.

     Expand Distribution. We seek to market and distribute our products and technology globally. In North America, we employ a multi-tiered distribution strategy which focuses on product sales to end-users through a direct sales force, as well as selected value-added resellers in certain geographies. In Europe, we employ a mix of reseller and direct sales channels to sell to end-users. In Asia, our products are primarily sold through resellers, which are supported by our channel managers and technical support personnel. We recently entered into OEM agreements with Dell Computer Corporation and Fujitsu Limited which are part of our strategy to increase the worldwide distribution of our filer products.

     Network Storage Strategy. We seek to leverage our network attached storage products into expanding markets. Storage Area Network (SAN) architectures have recently emerged from a variety of vendors. The goal of SAN architecture is to directly connect multiple independent servers and storage subsystems through a fibre channel switching fabric. This would provide enterprises with increased disaster tolerance and the ability to attach larger numbers of disk drives per server, among other benefits. We view the emergence of SAN architectures as generally complementary to our Network Attached Storage (NAS) solution and are working with leading industry partners to add the benefits of SAN to our leading NAS technology architecture which already embraces fibre channel connectivity.

PRODUCTS

     Filers. Our first network appliance product was a filer developed for the UNIX environment. Subsequently, we added the capability for the filer to handle the heterogeneous network environment of UNIX, Windows NT and HTTP protocols. Current products include: the NetApp F720, an entry-level filer targeted for workgroups and smaller application environments, the NetApp F740, designed to address the needs of large departments, and the NetApp F760, an enterprise class filer. All filers are based on a PCI-bus architecture and come packaged in rack mountable enclosures. The NetApp F700-series filers are all based on the Digital(R) Alpha(R) processor and support either SCSI or fibre channel arbitrated loop conventions as storage options.

     All of our filers include the Data ONTAP(TM) operating system and one base or standard protocol (either NFS, CIFS or HTTP). Data ONTAP delivers simultaneous file service to UNIX, Windows NT and Web clients. Data ONTAP, versions 5.0 and higher, supports multiple volume server partitioning, a popular strategy for modularizing, consolidating and administering data according to applications, data types and organizational needs. Native multi-protocol functionality can be easily added through licensing non-base protocols at an additional cost. Cluster failover software technology, which automatically senses a system failure and switches all file service functions to its cluster partner, is available on the NetApp F740 and NetApp F760 products.

     Our filer list prices range from $20,000 to $750,000, depending primarily on the model purchased and product configuration.

     NetCache Appliances. NetCache appliances were developed to address the explosive growth of Internet traffic that is slowing Web data access. Web access delays can be substantially reduced if frequently accessed data is stored or "cached" nearer to the end user. To do this effectively, a solution must have three capabilities: (i) remote deployability requiring little maintenance, (ii) high object caching "hit rates" so that trips over the Internet are minimized and (iii) high scalability that can handle many users. Using the proprietary software developed for our filers, we developed and are selling our NetCache family of appliances.

     Current products include the entry-level NetApp C720s, a dedicated caching appliance designed for smaller ISP and enterprise environments, the NetApp C720, designed for remote, low administrative overhead environments such as Internet Points-of-Presence (POPs) and larger enterprises, and the NetApp C760, which supports the most demanding, data-intensive caching environments. Under an existing agreement we will provide Hewlett-Packard Company a NetCache software solution for HP's UNIX platform, beginning late in the fourth quarter of fiscal 1999.

CUSTOMERS AND INDUSTRY SEGMENTS

     Below is a partial list of our customers during calendar 1998 in selected industry segments.

NETWORKING

3Com
Ascend
Bay Networks
Cisco Systems
Lucent
Nortel
QUALCOMM

SEMICONDUCTOR

Adaptec
AMD
Broadcom
Cirrus Logic
Intel
Motorola
National Semiconductor
Texas Instruments
VLSI Technology

TELECOMMUNICATIONS

AT&T
Bell South
Ericsson
France Telecom
GTE
MCI
Nokia
Pacific Bell
Sprint
US West
ONLINE AND INTERNET SERVICES

@Home
Amazon.com
America Online
Demon Internet
Earthlink Networks
GTE Internet
Infoseek
Mindspring
Netcom
Netscape
UUNET
WebTV
Yahoo

COMPUTERS

Dell
Fujitsu Limited
Hewlett-Packard
Hitachi
IBM
NEC
Siemens
Tandem
Toshiba

FINANCIAL SERVICES

Bear Stearns
Citicorp Securities
Fidelity Investments
NationsBank
The Money Store
  GOVERNMENT

  Dept. of the Army
  Dept. of the Navy
  Los Alamos Nat'l Lab
  NASA
  USGS

  SOFTWARE

  Baan
  Cadence
  Informix
  Microsoft
  PeopleSoft
  Rational/Pure Atria
  Sybase

  ENERGY

  Amoco
  Chevron
  Western Geophysical

SALES AND MARKETING

     We seek to market and distribute our products and technology globally. In North America, we employ a multi-tiered distribution strategy which focuses on product sales to end-users through a direct sales force, as well as selected value-added resellers in certain geographies. In Europe, we employ a mix of reseller and direct sales channels to sell to end-users. In Asia, our products are primarily sold through resellers, which are supported by our channel managers and technical support personnel. We recently entered into OEM agreements with Dell Computer Corporation and Fujitsu Limited which are part of our strategy to increase the worldwide distribution of our filer products. No single customer accounted for 10% or more of our net sales in fiscal 1996, 1997 or 1998.

BACKLOG

     We manufacture our products based upon forecasts of our customers' demand. Orders are generally placed by customers on an as-needed basis. Products are typically shipped within one to four weeks following receipt of an order. In general, customers may cancel or reschedule orders without penalty. For these reasons, we do not believe "orders" constitute a firm "backlog" and believe orders are not a meaningful indicator of revenues nor material to an understanding of our business.

CUSTOMER SERVICE AND SUPPORT

     Our customer service and support organization provides technical support, education and training. We believe that providing a high level of customer service and technical support is critical to customer satisfaction and our success. Warranty coverage, which is generally one year for hardware and 90 days for software, includes 24-hour telephone support and advanced replacement of defective hardware shipped on a next business day basis. We also offer upgraded service during the warranty period, providing for faster on-site hardware repair. Software support, including the repair of errors or defects, and new release updates are provided at no extra charge for 90 days after product shipment. Additional software support is available after the initial warranty period through the software subscription program. Post-warranty service programs include:

     - cooperative maintenance where the customer purchases replacements or extra parts and performs self-maintenance tasks;

     - a full-service program involving a combination of telephone-based support and on-site advanced replacement; and

     - a software subscription program that includes telephone support and software upgrades.

     We charge for service programs on an annual subscription basis, with discounts to sites with multiple filers. On-site support is primarily provided by independent parties both in North America and internationally.

MANUFACTURING

     Our manufacturing operations, located in Santa Clara, California, include materials procurement, commodity management, component engineering, manufacturing engineering, product assembly, product assurance, quality control and final test. We rely on many suppliers for materials, as well as several key subcontractors for the production of certain sub-assemblies. Our strategy has been to develop close relationships with our suppliers, exchanging critical information and implementing joint quality training programs. We are currently expanding the use of subcontractors for the production of major sub-assemblies. See "Risk Factors -- We rely upon a limited number of suppliers." This manufacturing strategy minimizes capital investment and overhead expenditures and creates flexibility by allowing us to rapidly expand. During May 1997, we were awarded the ISO 9001 certification.

RESEARCH AND DEVELOPMENT

     Since our inception we have made substantial investments in research and development. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. We intend to continuously expand our existing product offerings and to introduce new products. As part of our ongoing development process, in fiscal 1998 we initiated production shipments of four new filers, in the second quarter of fiscal 1999 we launched the F700 filer product family and in the third quarter of fiscal 1999 we introduced the C700 family, the second generation of our NetCache appliances.

     Our future growth depends upon the successful development and introduction of new hardware and software, however we cannot assure you that these or other new products will attain market acceptance. See "Risk Factors -- We depend upon our research and development efforts to develop and introduce new products" and "-- We face risks of technological changes that affect our products."

     Our total expenses for research and development for fiscal years 1996, 1997 and 1998 and the nine months ended January 29, 1999 were $4.8 million, $9.0 million, $16.6 million and $20.6 million, respectively. We anticipate that research and development expenses will increase in absolute dollars in future periods.

COMPETITION

     The network file server market is intensely competitive and characterized by rapidly changing technology. We experience competition from specialized network file server companies such as Auspex Systems, Inc. We also compete against traditional suppliers of UNIX-based general purpose computers that are used as network file servers including Sun Microsystems, Inc., Hewlett-Packard Company, Silicon Graphics, Inc. and IBM Corporation, among others. In addition, certain of these large traditional suppliers of general purpose computers may in the future offer specialized file server products which are more directly competitive with our products. We also encounter competition from manufacturers of PC-based file servers utilizing Windows NT and emerging standards, as well as competition from manufacturers of open systems storage solutions such EMC Corporation and Data General Corp. Our NetCache Appliances and NetCache Software compete against a number of software and hardware solutions, from companies ranging from small start-ups to larger systems vendors including Cisco Systems Inc., Inktomi Corp., Cacheflow Inc. and Novell, Inc. See "Risk Factors -- An increase in competition could materially adversely affect our operating results" and "-- We face risks of technological changes that affect our products."

     We believe that the principal competitive factors affecting our market include product features such as response time, scalability, ease of use, price, multiprotocol capabilities and customer service and support. Although we believe that our products currently compete favorably with respect to these factors, we can not assure you that we can maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

PROPRIETARY RIGHTS

     We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret, copyright and patent laws, which afford only limited protection. We have registered our "Network Appliance" name and logo, and "NetApp" trademarks. We will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees, resellers and customers. We currently have multiple U.S. and international patent applications pending and one U.S. patent issued. See "Risk Factors -- If we are unable to protect our intellectual property, we may be subject to increased competition which could materially adversely affect our operating results."

EMPLOYEES

     As of January 29, 1999, we had approximately 660 employees. Of the total, 365 were in sales and marketing, 173 in research and development, 64 in finance and administration and 58 in operations. Our future performance depends in significant part upon our key technical and senior management personnel, none of whom is bound by an employment agreement. We have never had a work stoppage and consider relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing, manufacturing and research and development facilities are located in approximately 168,000 square feet of space in Santa Clara, California. The facilities are leased under various operating leases which expire through fiscal 2003. In June, July and August 1998, we executed agreements to acquire approximately 18 acres of land in Sunnyvale, California and accompanying 206,000 square feet of buildings. We expect to occupy the Sunnyvale facilities in phases beginning in July 1999. All of our principal activities will relocate to Sunnyvale. In January 1999, we assigned our rights and obligations under one of the agreements for the Sunnyvale facilities to a third-party entity and entered into an operating lease. The lease is for five years and can be renewed for two five-year periods, subject to the approval of the third-party entity. At the expiration or termination of the lease, we have the option to either purchase the property at a pre-determined amount, or arrange for the purchase by another party at a price equal to the fair market value, and be contingently liable for any deficiency in price. We lease other sales offices throughout the United States and internationally. We believe that our existing facilities and those being developed in Sunnyvale are adequate for our requirements over at least the next two years and that additional space will be available as needed.

                                   MANAGEMENT

     Our executive officers and directors and their ages as of March 22, 1999, are as follows:

                 NAME                   AGE                   POSITION
                 ----                   ----                  --------
Daniel J. Warmenhoven.................    48   President, Chief Executive Officer
                                               and Director
M. Helen Bradley......................    45   Vice President, Engineering
Jeffry R. Allen.......................    47   Vice President, Finance and
                                               Operations, Chief Financial Officer
                                               and Secretary
Thomas F. Mendoza.....................    48   Senior Vice President,
                                               Worldwide Sales and Marketing
Charles E. Simmons....................    50   Vice President, Corporate Development
Donald T. Valentine...................    66   Chairman of the Board, Director
Sanjiv Ahuja..........................    43   Director
Carol A. Bartz(1).....................    50   Director
Larry R. Carter(2)....................    55   Director
Michael R. Hallman(2).................    53   Director
Robert T. Wall(1).....................    53   Director

-------------------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

     Daniel J. Warmenhoven has served as our President and Chief Executive Officer and has been a member of the Board of Directors since October 1994. Prior to joining us, Mr. Warmenhoven served in various capacities, including President, Chief Executive Officer and Chairman of the Board of Directors of Network Equipment Technologies, Inc., a telecommunications company, from November 1989 to January 1994. Mr. Warmenhoven holds a B.S. degree in electrical engineering from Princeton University.

     M. Helen Bradley has served as our Vice President, Engineering since September 1995. Prior to that, Ms. Bradley owned a management consulting business from January 1995 to September 1995. She also served as Senior Vice President, Technology Development at Openvision, Inc., a client-server applications company, from May 1994 to January 1995. From August 1990 to April 1994, Ms. Bradley was the Vice President, Systems Software at Sun Microsystems, Inc. Ms. Bradley holds a B.S. degree in mathematics from the Massachusetts Institute of Technology and an M.S. degree in computer science from the Georgia Institute of Technology.

     Jeffry R. Allen has served as our Vice President, Finance and Operations, Chief Financial Officer and Secretary since December 1996. From October 1994 to December 1996, Mr. Allen served in various capacities, including Senior Vice President of Operations and Vice President and Controller of Bay Networks, Inc., a networking company. From December 1990 to October 1994, Mr. Allen held various positions at SynOptics, Inc., the latest of which was Vice President and Controller. Before joining SynOptics, Inc., he held various positions, from December 1973 to November 1990, at Hewlett-Packard Company, the latest of which was Controller of the Information Networks Group. Mr. Allen holds a B.S. degree from San Diego State University.

     Thomas F. Mendoza has served as our Senior Vice President, Worldwide Sales since 1998 and Senior Vice President, Marketing since February 1999. Prior to that he served as Vice President, North American Sales. From November 1993 to April 1994, Mr. Mendoza served in various capacities including Vice President, Sales at Work Group Technology, a product data management company. Prior to that, Mr. Mendoza served in various capacities including Vice President of North American Sales at Auspex Systems, Inc., a UNIX-based network file server company, from November 1990 to October 1993. Mr. Mendoza was previously Vice President of Western Operations at Stratus Computer Corp., a vendor of fault tolerant computers, from May 1982 to October 1990. Mr. Mendoza holds a B.A. degree from the University of Notre Dame.

     Charles E. Simmons has served as our Vice President, Corporate Development since February 1999. From May 1996 to February 1999 he served as Vice President, Marketing. Prior to that, Mr. Simmons was a senior partner at Rohner & Associates, a consulting firm, from October 1994 to May 1996. From February 1994 to October 1994, Mr. Simmons served as Vice President of Marketing at Voyant Corporation, a developer of videoconferencing equipment. Prior to that, Mr. Simmons was with Sun Microsystems Computer Company, a subsidiary of Sun Microsystems, Inc., from November 1984 to February 1994, most recently as Director of Business Strategy and Technology Marketing. Mr. Simmons received a B.S. degree in electrical engineering from Washington University, an M.S. degree in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from Santa Clara University.

     Donald T. Valentine has been a director and Chairman of the Board of Directors since September 1994. Mr. Valentine has been a general partner of Sequoia Capital, a venture capital firm, since 1972. He is also Chairman of the Board of C-Cube Microsystems Inc., a semiconductor video compression company and Vice Chairman of Cisco Systems Inc.

     Sanjiv Ahuja has been a director since August 1998. Since January 1997, Mr. Ahuja has been the President and Chief Operating Officer of Bellcore, a leading provider of communications software and consulting and a wholly owned subsidiary of Science Applications International Corporation (SAIC). He joined Bellcore in 1994 as Corporate Vice President and President of the Software Systems Group after holding several key executive positions at IBM where he began his career in 1979. Mr. Ahuja currently serves on the Board of Directors of Bellcore and Tellium, Inc., a wave division multiplexing systems provider. He received a B.S. degree in electrical engineering with top honors from Delhi University, India and an M.S. degree in computer science with a concentration in communications from Columbia University.

     Carol A. Bartz has been a director since September 1995. From April 1992 through September 1996, Ms. Bartz served as Chairman of the Board, President and Chief Executive Officer of Autodesk, Inc., and presently serves as Chairman of the Board and Chief Executive Officer of Autodesk, Inc., a PC software company and supplier of design software. Prior to that, Ms. Bartz was with Sun Microsystems Inc. from September 1983 to April 1992, most recently as Vice President of Worldwide Field Operations. In addition, Ms. Bartz currently serves on the Board of Directors of Airtouch Communications Inc., Cadence Design Systems, Inc., Cisco Systems Inc. and BEA Systems, Inc. Ms. Bartz received a B.A. degree in computer science from the University of Wisconsin.

     Larry R. Carter has been a director since April 1997. Since January 1995, Mr. Carter has been Vice President, Finance and Administration, Chief Financial Officer and

Secretary of Cisco Systems Inc. From July 1992 to January 1995, he was Vice President and Corporate Controller for Advanced Micro Devices Inc. Prior to that, he was with VLSI Technology, Inc. for four years where he held the position of Vice President, Finance and Chief Financial Officer. Mr. Carter received a B.S. degree in Business Administration and Accounting from Arizona State University.

     Michael R. Hallman has been a director since August 1994. Mr. Hallman is the President of The Hallman Group, a management consulting firm, which he founded in June 1992. Prior to that, he served as President and Chief Operating Officer of Microsoft Corporation, a microcomputer software company, from March 1990 to March 1992. He presently serves on the Board of Directors of InFocus Systems Inc., a computer peripherals company, Intuit Inc., a microcomputer software company, and Keytronics Corporation, an input device company. Mr. Hallman holds B.B.A. and M.B.A. degrees from the University of Michigan.

     Robert T. Wall has been a director since January 1993. From June 1997 to November 1998, he was Chief Executive Officer and a member of the Board of Directors of Clarity Wireless, Inc., a broadband wireless datacommunications company which was acquired by Cisco Systems Inc. in November 1998. Mr. Wall was Chairman of the Board, President and Chief Executive Officer of Theatrix Interactive, Inc., a consumer educational software publisher, from April 1994 to August 1997. In August 1984, he founded On Point Developments, LLC, a venture management company, where he has served as President since its formation. He presently serves on the Board of Directors of Egghead.com, Inc., an online reseller of personal computer products. He received an A.B. degree in economics from De Pauw University and an M.B.A. degree from Harvard Business School.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 220,000,000 shares of common stock after giving effect to two-for-one stock splits effective December 1997 and 1998, and 5,000,000 shares of preferred stock.

COMMON STOCK

     As of January 29, 1999, there were 69,396,295 shares of our common stock outstanding that were held by approximately 304 shareholders of record. Upon completion of this offering, we will have outstanding an aggregate of 71,896,295 shares of common stock, assuming (i) the issuance of 2,500,000 shares of common stock offered hereby, (ii) no exercise of the Underwriters' over-allotment option and (iii) no exercise after January 29, 1999 of options to purchase common stock.

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Our Articles of Incorporation authorize 5,000,000 shares of preferred stock. Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. Issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE BYLAWS

     Our Bylaws, as amended and restated, provide that all shareholder actions must be effected at a duly called meeting and not by a consent in writing. The Bylaws also provide that our shareholders may call a special meeting of shareholders only upon a request of shareholders owning at least 50% of our capital stock. These provisions of the Bylaws and the existence of authorized, but undesignated, preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the

Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in management. "See Risk Factors -- Protective anti-takeover provisions in our charter and bylaws could materially adversely affect stockholders."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is Harris Trust Company of California.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, we have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Lehman Brothers Inc., BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wit Capital Corporation, as e-Manager,(TM) are acting as representatives (the "Representatives"), has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

                                                             NUMBER OF
                      UNDERWRITERS                             SHARES
                      ------------                        ----------------
Lehman Brothers Inc.....................................
BT Alex. Brown Incorporated.............................
Merrill Lynch, Pierce, Fenner & Smith Incorporated......
Wit Capital Corporation.................................
                                                             ---------
          Total.........................................     2,500,000
                                                             =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of common stock are subject to certain conditions, and that if any of the foregoing shares of common stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of common stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     We have been advised that the Underwriters propose to offer the shares of common stock in part directly to the public at the offering price set forth on the cover page of this prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     We have granted to the Underwriters options to purchase up to an aggregate of 375,000 additional shares of common stock, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this prospectus, exercisable solely to cover over-allotments, if any. Such options may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the options are exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such Underwriters' initial commitment as indicated in the preceding table and we will be obligated, pursuant to such over-allotment options, to sell such shares of common stock to the Underwriters.

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock, or any securities convertible into or exchangeable or exercisable for any such shares, for the period ending 90 days after the date of this prospectus. Our executive officers and directors have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending May 20, 1999. After this date, our executive officers and directors, and the companies affiliated with them, will be free to sell their shares into the market.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of common stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the Underwriters create a short position in the common stock in connection with this offering (i.e., if they sell more shares of common stock than the number of shares set forth on the cover page of the prospectus), the Representatives may reduce that short position by purchasing common stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of common stock in the open market to reduce the Underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

     Purchasers of common stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Representatives have informed us that they do not intend to confirm sales of common stock offered hereby to any accounts over which they exercise discretionary authority.

     Lehman Brothers Inc. has provided investment banking, financial advisory and other services to us, for which services Lehman Brothers Inc. has received customary fees.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by the company hereby will be passed upon for the company by Brobeck, Phleger & Harrison LLP, San Francisco, California, and for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements as of April 30, 1997 and 1998 and for each of the three years in the period ended April 30, 1998 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Information concerning Network Appliance, Inc. is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement (Registration No.
333-       ) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC (File No. 00027130). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

          1. Our Annual Report on Form 10-K for the fiscal year ended April 24, 1998.

          2. Our Annual Report on Form 10-K/A for the fiscal year ended April 24, 1998.

          3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1998.

          4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1998.

          5. Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 29, 1999.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct request for such copies to Chief Financial Officer, 2770 San Tomas Expressway, Santa Clara, California, 95051, (408) 367-3000.

     You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                            NETWORK APPLIANCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Consolidated Financial Statements:
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets -- April 30, 1997 and 1998....  F-3
  Consolidated Statements of Income -- Three Years Ended
     April 30, 1998.........................................  F-4
  Consolidated Statements of Shareholders' Equity
     (Deficit) -- Three Years Ended April 30, 1998..........  F-5
  Consolidated Statements of Cash Flow -- Three Years Ended
     April 30, 1998.........................................  F-6
  Notes to Consolidated Financial Statements................  F-7
Unaudited Condensed Consolidated Financial Statements:
  Condensed Consolidated Balance Sheets -- April 30, 1998
     and January 29, 1999...................................  F-22
  Condensed Consolidated Statements of Income -- Nine Months
     Ended
     January 23, 1998 and January 29, 1999..................  F-23
  Condensed Consolidated Statements of Cash Flows -- Nine
     Months Ended
     January 23, 1998 and January 29, 1999..................  F-24
  Notes to Condensed Consolidated Financial Statements......  F-25

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Network Appliance, Inc.:

     We have audited the accompanying consolidated balance sheets of Network Appliance, Inc. and its subsidiaries as of April 30, 1997 and 1998, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Network Appliance, Inc. and its subsidiaries as of April 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 8, 1998 (July 17, 1998 as to
the first three paragraphs of Note 11
and December 21, 1998 as to the last
three paragraphs of Note 11)

                            NETWORK APPLIANCE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 APRIL 30,
                                                            -------------------
                                                             1997        1998
                                                            -------    --------
                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................  $21,520    $ 37,315
  Short-term investments..................................    6,916      10,800
  Accounts receivable, net of allowances of $330 in 1997
     and $811 in 1998.....................................   13,911      34,313
  Inventories.............................................    9,920       8,707
  Prepaid expenses and other..............................    1,253       2,524
  Deferred taxes..........................................    3,100       5,280
                                                            -------    --------
          Total current assets............................   56,620      98,939
                                                            -------    --------
PROPERTY AND EQUIPMENT, NET...............................    9,238      12,217
OTHER ASSETS..............................................    3,083       4,580
                                                            -------    --------
                                                            $68,941    $115,736
                                                            =======    ========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term obligations................  $    21    $     17
  Accounts payable........................................    4,394      10,024
  Income taxes payable....................................    1,023       1,782
  Accrued compensation and related benefits...............    4,666       8,485
  Other accrued liabilities...............................    2,280       4,201
  Deferred revenue........................................    2,317       4,799
                                                            -------    --------
          Total current liabilities.......................   14,701      29,308
                                                            -------    --------
LONG-TERM OBLIGATIONS.....................................      211         163
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 11)
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; 5,000 shares authorized;
     shares outstanding: none in 1997 and 1998............       --          --
  Common stock, no par value; 220,000 shares authorized;
     shares outstanding: 65,664 in 1997 and 67,296 in
     1998.................................................   54,707      66,422
  Deferred stock compensation.............................      (54)       (498)
  Retained earnings (accumulated deficit).................     (624)     20,341
                                                            -------    --------
          Total shareholders' equity......................   54,029      86,265
                                                            -------    --------
                                                            $68,941    $115,736
                                                            =======    ========

                See notes to consolidated financial statements.

                            NETWORK APPLIANCE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      YEARS ENDED APRIL 30,
                                                  ------------------------------
                                                   1996       1997        1998
                                                  -------    -------    --------
NET SALES.......................................  $46,632    $93,333    $166,163
COST OF SALES...................................   20,557     38,061      67,549
                                                  -------    -------    --------
          Gross margin..........................   26,075     55,272      98,614
                                                  -------    -------    --------
OPERATING EXPENSES:
  Sales and marketing...........................   12,735     24,268      42,779
  Research and development......................    4,762      8,968      16,649
  General and administrative....................    2,578      4,134       6,528
  Purchased in-process technology and related
     compensation charge........................       --     10,519          --
  Litigation settlement.........................       --      4,300          --
                                                  -------    -------    --------
          Total operating expenses..............   20,075     52,189      65,956
                                                  -------    -------    --------
INCOME FROM OPERATIONS..........................    6,000      3,083      32,658
OTHER INCOME (EXPENSE):
  Interest income...............................      668      1,048       1,097
  Interest and other expense....................      (68)       (88)       (208)
                                                  -------    -------    --------
          Total other income....................      600        960         889
                                                  -------    -------    --------
INCOME BEFORE INCOME TAXES......................    6,600      4,043      33,547
PROVISION FOR INCOME TAXES......................       --      3,793      12,582
                                                  -------    -------    --------
NET INCOME......................................  $ 6,600    $   250    $ 20,965
                                                  =======    =======    ========
NET INCOME PER SHARE:
  Basic.........................................  $  0.18    $  0.00    $   0.32
                                                  =======    =======    ========
  Diluted.......................................  $  0.10    $  0.00    $   0.29
                                                  =======    =======    ========
SHARES USED IN PER SHARE CALCULATION:
  Basic.........................................   35,994     60,978      64,914
                                                  =======    =======    ========
  Diluted.......................................   62,936     68,804      71,902
                                                  =======    =======    ========

                See notes to consolidated financial statements.

                            NETWORK APPLIANCE, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                 SERIES A
                               CONVERTIBLE                                          RETAINED
                             PREFERRED STOCK      COMMON STOCK       DEFERRED       EARNINGS
                             ----------------   ----------------      STOCK       (ACCUMULATED
                             SHARES   AMOUNT    SHARES   AMOUNT    COMPENSATION     DEFICIT)      TOTAL
                             ------   -------   ------   -------   ------------   ------------   -------
BALANCES, APRIL 30, 1995...   4,748   $ 1,340   20,264   $   211      $  --         $(7,474)     $(5,923)
Exercise of stock
  options..................      --        --    5,750       274         --              --          274
Exercise of warrants.......      --        --    1,438       708         --              --          708
Issuance of common stock in
  connection with the
  Company's initial public
  offering.................      --        --    8,620    25,714         --              --       25,714
Repurchase of common
  stock....................      --        --     (858)      (68)        --              --          (68)
Conversion of Series A
  preferred stock into
  common stock.............  (4,748)   (1,340)   4,748     1,340         --              --           --
Conversion of Series B and
  C preferred stock into
  common stock.............      --        --   24,598    11,354         --              --       11,354
Deferred stock
  compensation.............      --        --       --       515       (515)             --           --
Amortization of deferred
  stock compensation.......      --        --       --        --        132              --          132
Income tax benefit from
  employee stock
  transactions.............      --        --       --       238         --              --          238
Net income.................      --        --       --        --         --           6,600        6,600
                             ------   -------   ------   -------      -----         -------      -------
BALANCES, APRIL 30, 1996...      --        --   64,560    40,286       (383)           (874)      39,029
Issuance of common stock...      --        --    1,166     1,730         --              --        1,730
Repurchase of common
  stock....................      --        --     (752)      (52)        --              --          (52)
Amortization of deferred
  stock compensation.......      --        --       --        --         85              --           85
Reversal of deferred stock
  compensation due to
  employee termination.....      --        --       --      (244)       244              --           --
Income tax benefit from
  employee stock
  transactions.............      --        --       --     2,487         --              --        2,487
Common stock issued for IMC
  acquisition..............      --        --      690     7,350         --              --        7,350
Compensation charge for IMC
  acquisition..............      --        --       --     3,150         --              --        3,150
Net income.................      --        --       --        --         --             250          250
                             ------   -------   ------   -------      -----         -------      -------
BALANCES, APRIL 30, 1997...      --        --   65,664    54,707        (54)           (624)      54,029
Issuance of common stock...      --        --    1,654     6,937         --              --        6,937
Repurchase of common
  stock....................      --        --      (22)       (1)        --              --           (1)
Deferred stock
  compensation.............      --        --       --       714       (714)             --           --
Amortization of deferred
  stock compensation.......      --        --       --        --        270              --          270
Income tax benefit from
  employee stock
  transactions.............      --        --       --     4,065         --              --        4,065
Net income.................      --        --       --        --         --          20,965       20,965
                             ------   -------   ------   -------      -----         -------      -------
BALANCES, APRIL 30, 1998...      --   $    --   67,296   $66,422      $(498)        $20,341      $86,265
                             ======   =======   ======   =======      =====         =======      =======

                See notes to consolidated financial statements.

                            NETWORK APPLIANCE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                      YEARS ENDED APRIL 30,
                                                 -------------------------------
                                                  1996        1997        1998
                                                 -------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................  $ 6,600    $    250    $ 20,965
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization.............    1,386       2,866       5,548
     Purchased in-process technology and
       related compensation charge.............       --      10,519          --
     Provision for doubtful accounts...........      110          --         481
     Deferred income taxes.....................   (2,100)     (2,794)     (1,749)
     Deferred rent.............................       87         (69)        (36)
     Changes in assets and liabilities:
       Accounts receivable.....................   (2,270)     (8,573)    (20,883)
       Inventories.............................   (1,181)     (5,095)      1,213
       Prepaid expenses and other..............     (525)     (1,031)     (1,484)
       Accounts payable........................   (1,415)      2,295       5,626
       Accrued compensation and related
          benefits.............................    1,065       2,636       3,819
       Income taxes payable....................      500       3,010       4,823
       Other accrued liabilities...............      876         338       1,921
       Deferred revenue........................      370       1,917       2,482
                                                 -------    --------    --------
          Net cash provided by operating
             activities........................    3,503       6,269      22,726
                                                 -------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..........   (4,281)     (7,124)     (7,971)
  Redemptions of short-term investments........       --      13,836      11,166
  Purchases of short-term investments..........   (2,982)    (17,770)    (15,050)
  Other assets.................................       --          --      (2,000)
  Cash acquired from IMC purchase..............       --          11          --
                                                 -------    --------    --------
          Net cash used in investing
             activities........................   (7,263)    (11,047)    (13,855)
                                                 -------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.....    1,250          --          --
  Repayments of long-term obligations..........   (1,272)        (17)        (12)
  Payments for repurchase of common stock......      (68)        (52)         (1)
  Proceeds from sale of common stock, net......   26,696       1,730       6,937
                                                 -------    --------    --------
          Net cash provided by financing
             activities........................   26,606       1,661       6,924
                                                 -------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................   22,846      (3,117)     15,795
CASH AND CASH EQUIVALENTS:
  Beginning of year............................    1,791      24,637      21,520
                                                 -------    --------    --------
  End of year..................................  $24,637    $ 21,520    $ 37,315
                                                 =======    ========    ========

                See notes to consolidated financial statements.

                            NETWORK APPLIANCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

 1. THE COMPANY

     Network Appliance, Inc., incorporated in the state of California in April 1992, and its subsidiaries (the "Company") operate in a single industry segment and are involved in the design, manufacturing, marketing and support of high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.

 2. SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- Although the Company operates on a 52-week or 53-week year ending on the last Friday in April, for presentation purposes the Company has indicated in the accompanying consolidated financial statements that its fiscal year end is April 30. Fiscal 1996, 1997 and 1998 were 52-week years. Fiscal 1999 will be a 53-week fiscal year.

     Basis of Presentation -- The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Certain amounts from prior years have been reclassified to conform to current-year presentation. These reclassifications did not change previously reported total assets, liabilities, shareholders' equity or net income.

     Cash and Cash Equivalents -- The Company considers all highly liquid debt investments with original maturities of three months or less to be cash equivalents.

     Short-term Investments -- The Company's short-term investments consist of securities with original maturities ranging between three and six months. All of the Company's investments are classified as available-for-sale, and are stated at amortized cost, which approximates fair market value. Short-term investments consist of $6,916 and $10,800 of municipal securities as of April 30, 1997, and April 30, 1998, respectively. No short-term investments were sold during any of the periods presented.

     Inventories -- Inventories are stated at the lower of cost (first-in, first-out basis) or market. Inventories consist of the following:

                                                  APRIL 30,
                                               ----------------
                                                1997      1998
                                               ------    ------
Purchased components.........................  $6,775    $4,494
Work in process..............................   1,524     1,889
Finished goods...............................   1,621     2,324
                                               ------    ------
                                               $9,920    $8,707
                                               ======    ======

     Property and Equipment -- Property and equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives which range from two to

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

five years. Leasehold improvements are amortized over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following:

                                                 APRIL 30,
                                             ------------------
                                              1997       1998
                                             -------    -------
Computers, related equipment and purchased
  software.................................  $11,011    $16,979
Furniture and fixtures.....................    1,221      1,962
Leasehold improvements.....................    1,520      2,782
                                             -------    -------
                                              13,752     21,723
Accumulated depreciation and
  amortization.............................   (4,514)    (9,506)
                                             -------    -------
                                             $ 9,238    $12,217
                                             =======    =======

     Revenue Recognition -- The Company recognizes revenue and records estimated product return and warranty reserves upon shipment if no material obligations remain outstanding and the collectibility of receivables is deemed to be probable. Service and software subscription revenues are recognized over the terms of the related contractual periods. Combined service and software subscription revenues were less than 10% of net sales for all of the periods presented.

     Advertising Costs -- Advertising costs are charged to operations when incurred. Advertising expenses for fiscal 1996, 1997 and 1998 were aproximately $25, $100 and $1,000, respectively.

     Software Development Costs -- The Company capitalizes eligible computer software development costs, which include software enhancement costs, upon the establishment of technological feasibility, which occurs upon the completion of a working model. Software development costs capitalized have not been significant.

     Foreign Currency Translation -- The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the year, nonmonetary assets and liabilities are translated at historical rates and net sales and expenses are translated at average exchange rates in effect during the period. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of income, have not been significant.

     Certain Significant Risks and Uncertainties -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, inventory reserves, various accruals and warranty reserves. Actual results could differ from those estimates.

     The Company is subject to certain risks, including without limitation risks relating to history of operating losses, fluctuating operating results, customer and market acceptance

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

of new products, dependence on new products, rapid technological change, litigation, dependence on growth in the network file server market, expansion of international operations, product concentration, changing product mix, competition, recent management additions, management of expanding operations, dependence on high-quality components, dependence on proprietary technology, intellectual property rights, dependence on key personnel, volatility of stock price, shares eligible for future sale, effect of certain anti-takeover provisions and dilution and the Year 2000 Issue.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. Cash, cash equivalents and short-term investments consist primarily of municipal securities, cash accounts held at various banks and a money market fund held at a single financial institution. The Company sells its products primarily to large organizations in different industries and geographies. Credit risk is further mitigated by the Company's credit evaluation process and limited payment terms. The Company does not require collateral or other security to support accounts receivable. The Company maintains an allowance for potential credit losses.

     Net Income Per Share -- The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), effective in the third quarter of fiscal 1998. SFAS 128 requires the presentation of basic and diluted net income per share. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares subject to repurchase, common shares issuable upon exercise of stock options and warrants and convertible preferred stock. All prior-period net income (loss) per-share amounts have been restated to comply with SFAS 128 as well as to reflect the two-for-one stock splits effective on December 18, 1997 and on December 21, 1998 (See Note 11).

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

     The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented:

                                               YEARS ENDED APRIL 30,
                                           -----------------------------
                                            1996       1997       1998
                                           -------    -------    -------
NET INCOME (NUMERATOR):
  Net Income, basic and diluted..........  $ 6,600    $   250    $20,965
                                           =======    =======    =======
SHARES (DENOMINATOR):
  Weighted average common shares
     outstanding.........................   41,896     64,658     66,400
  Weighted average common shares
     outstanding subject to repurchase...   (5,902)    (3,680)    (1,486)
                                           -------    -------    -------
  Shares used in basic computation.......   35,994     60,978     64,914
  Weighted average common shares
     outstanding subject to repurchase...    5,902      3,680      1,486
  Common shares issuable upon exercise of
     stock options and warrants..........    4,538      4,146      5,502
  Convertible preferred stock............   16,502         --         --
                                           -------    -------    -------
  Shares used in diluted computation.....   62,936     68,804     71,902
                                           =======    =======    =======
NET INCOME PER SHARE:
  Basic..................................  $  0.18    $  0.00    $  0.32
                                           =======    =======    =======
  Diluted................................  $  0.10    $  0.00    $  0.29
                                           =======    =======    =======

     Statements of Cash Flows -- Supplemental cash flow and noncash investing and financing activities are as follows:

                                               YEARS ENDED APRIL 30,
                                            ----------------------------
                                             1996       1997      1998
                                            -------    ------    -------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid...........................  $    60    $   --    $    --
  Income taxes paid.......................    1,362     3,809      9,402
NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Deferred stock compensation.............      515      (244)       714
  Conversion of preferred stock into
     common stock.........................   12,694        --         --
  Income tax benefit from employee stock
     transactions.........................      238     2,487      4,065
  Common stock issued for IMC
     acquisition..........................       --     7,350         --
  Deferred stock compensation charge for
     IMC acquisition......................       --     3,150         --

     Stock-Based Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees."

     Accounting for Long-Lived Assets -- Effective May 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121 ("SFAS 121") "Accounting for

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires the Company to review the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no impact on the Company's financial condition or results of operations.

     Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board issued two new statements of financial accounting standards ("SFAS"). SFAS No. 130, "Reporting Comprehensive Income", requires that an enterprise report, by major components and as a single total, the change in its net assets from nonowner sources during the period. SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, and geographic areas. The Company has not yet identified its SFAS No. 131 reporting segments. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows. Both statements are effective for the Company's fiscal year 1999.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition". This statement provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP No. 97-2 is effective for transactions entered into during the Company's fiscal year 1999 and thereafter. The Company does not expect that the adoption of this statement will materially impact the Company's financial position, results of operations or cash flows.

 3. COMMITMENTS

     The Company leases its main facility under operating leases that expire through fiscal 2003. Sales offices of the Company are also leased under operating leases which expire through fiscal 2013. The Company is responsible for certain maintenance costs, taxes and insurance under the leases. Future minimum annual lease payments as of April 30, 1998, are as follows:

            YEARS ENDING APRIL 30,
            ----------------------
     1999.....................................  $ 4,249
     2000.....................................    3,323
     2001.....................................    1,049
     2002.....................................      886
     2003.....................................      707
     Thereafter...............................    2,185
                                                -------
Total lease payments..........................  $12,399
                                                =======

     Rent expense was $755, $1,195 and $4,278 for the years ended April 30, 1996, 1997 and 1998, respectively. Rent expense under certain Company facility leases is recognized on a straight-line basis over the term of the lease. The difference between the amounts

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

paid and the amounts expensed is classified as long-term obligations in the accompanying consolidated balance sheets.

     The total of minimum rental payments to be received through 1999 under non-cancelable subleases is $1,268 as of April 30, 1998.

 4. ACQUISITION

     On March 17, 1997, the Company acquired all outstanding shares and options to purchase shares of IMC common stock by issuing 748 shares of the Company's common stock and options to purchase shares of the Company's common stock. The purchase price related to the common stock and options to purchase shares of the Company's common stock was $7,350. IMC was founded in 1996 to develop and commercialize Internet/ intranet proxy caching software.

     Certain key employees of IMC who continued as employees of the Company were also granted vested options to purchase shares of the Company's common stock at a discount to the market price of the Company's common stock immediately preceding the acquisition. In connection with the granting of discounted options to purchase shares of the Company's common stock, the Company recorded a compensation expense of $3,150 in the fourth quarter of fiscal 1997. The Company also recorded a deferred income tax benefit of $1,304, primarily related to the compensation charge.

     The acquisition was accounted for as a purchase and, accordingly, the results of operations of IMC from the date of acquisition forward have been included in the Company's consolidated financial statements. In connection with the acquisition, intangible assets of $8,362 were acquired, of which $7,369 was reflected as a one-time charge to operations for the write-off of purchased in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The $10,519 combined one-time charge for purchased in-process technology and compensation expense has been reflected in the Company's fiscal 1997 consolidated statement of income within operating expenses. The remaining intangible assets of $993, consisting of existing technology and goodwill, are included in other assets in the accompanying consolidated balance sheets and are being amortized over their estimated useful lives of five years.

     In connection with the acquisition, net assets acquired were as follows:

Current assets........................................  $    21
Property and equipment, net...........................       46
Intangible assets, including purchased in-process
  technology..........................................    8,362
Current liabilities assumed...........................   (1,079)
                                                        -------
Net assets acquired...................................  $ 7,350
                                                        =======

     The following unaudited pro forma information shows the results of operations for the two fiscal years ended April 30, 1997 as if the IMC acquisition had occurred at the beginning of each period presented and at the purchase price established in March 1997. The results are not necessarily indicative of what would have occurred had the acquisition

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

actually been made at the beginning of each of the respective periods presented or of future operations of the combined companies. The pro forma results for fiscal 1997 combine the Company's results of operations for the fiscal year ended April 30, 1997 with the results of IMC for the period from inception (May 6, 1996) through the date of acquisition and include the $10,519 charge for purchased in-process technology and the related compensation charge, as well as the related tax benefits, and the straight-line amortization of intangible assets over a period of five years. The pro forma results for fiscal 1996 reflect the Company's actual results of operations for that year less the amortization of intangible assets related to the acquisition:

                                           YEARS ENDED APRIL 30,
                                           ----------------------
                                             1996          1997
                                           --------      --------
Net Sales................................  $46,632       $93,552
Net Income (Loss)........................    6,401          (390)
Net Income (Loss) per Share, Basic.......     0.17         (0.01)
Net Income (Loss) per Share, Diluted.....     0.10         (0.01)

 5. SHAREHOLDERS' EQUITY

     Initial Public Offering -- In November 1995, the Company completed its initial public offering of 8,620 shares of its common stock. Net proceeds from the offering were $25,714. In conjunction with the offering, all outstanding shares of preferred stock automatically converted into common stock. In addition, the Company issued 724 shares of common stock upon the exercise of Series A preferred warrants, and 714 shares of common stock upon the exercise of Series C preferred warrants. The Company received total proceeds of $708 from the exercise of these warrants.

     Preferred Stock -- The Company's Board of Directors has the authority to issue up to 5,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders.

     Stock Option Plans -- The Company adopted the 1993 Stock Option/Stock Issuance Plan (the "1993 Plan") in April 1993. In September 1995, the Company adopted the 1995 Stock Incentive Plan (the "1995 Plan"). The 1995 Plan replaced the 1993 Plan, and provides for the grant of options and the issuance of common stock under terms substantially the same as those provided under the 1993 Plan, except that the 1995 Plan does not allow for the exercise of options prior to vesting. Accordingly, all options and shares issued under the 1993 Plan were incorporated into the 1995 Plan upon the effectiveness of the Company's initial public offering.

     Under the 1995 Plan, the Board of Directors may grant to employees, directors and consultants options to purchase shares of the Company's common stock. The exercise price for an incentive stock option and a nonqualified stock option cannot be less than 100% and 85%, respectively, of the fair market value of the Company's common stock as determined by the Board of Directors on the date of grant. Options granted under the 1995 Plan generally vest at a rate of 25% on the first anniversary of the vesting commencement date

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

and then ratably over the following 36 months. Options expire as determined by the Board of Directors, but not more than ten years after the date of grant.

     In April 1997, the Board of Directors adopted the Special Non-Officer Stock Option Plan (the "Non-Officer Plan")which provides for the grant of options and the issuance of common stock under terms substantially the same as those provided under the 1995 Plan, except that the Non-Officer Plan allows only for the issuance of nonqualified options to non-officer employees. A summary of the combined activity under the Company's stock option plans and agreements is as follows:

                                           SHARES       OUTSTANDING OPTIONS
                                          AVAILABLE    ---------------------
                                             FOR        NUMBER      WEIGHTED
                                            GRANT      OF SHARES    AVERAGE
                                          ---------    ---------    --------
Balances, April 30, 1995................      672         5,554      $ 0.04
  Shares reserved for plan..............   13,000            --          --
  Options granted (weighted average fair
     value of $.80).....................   (7,172)        7,172        2.12
  Options exercised.....................       --        (5,750)       0.06
  Options canceled......................      590          (590)        .51
                                           ------       -------
Balances, April 30, 1996 (392 options
  exercisable)..........................    7,090         6,386        2.32
  Shares reserved for IMC acquisition...      516            --          --
  Options granted (weighted average fair
     value of $3.30)....................   (6,676)        6,676        7.42
  Options exercised.....................       --          (836)        .83
  Options canceled......................      948          (948)       2.68
                                           ------       -------
Balances, April 30, 1997 (3,994 options
  exercisable)..........................    1,878        11,278        5.42
  Shares reserved for plan..............    8,000            --          --
  Options granted (weighted average fair
     value of $4.56)....................   (5,448)        5,448       11.76
  Options exercised.....................       --        (1,240)       4.23
  Options canceled......................    1,148        (1,148)       6.91
                                           ------       -------
Balances, April 30, 1998 (5,012 options
  exercisable)..........................    5,578        14,338      $ 7.79
                                           ======       =======

     Options for the purchase of 3,746 shares of common stock were vested as of April 30, 1998. Unvested common shares issued under the 1993 Plan of 620 as of April 30, 1998 are subject to repurchase by the Company.

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

     Additional information regarding options outstanding as of April 30, 1998 is as follows:

                                 OPTIONS OUTSTANDING
                 ----------------------------------------------------
                                      WEIGHTED                              OPTIONS EXERCISABLE
                                      AVERAGE                           ----------------------------
                     NUMBER          REMAINING                                           WEIGHTED
   RANGE OF      OUTSTANDING AT   CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER         AVERAGE
EXERCISE PRICES  APRIL 30, 1998      (IN YEARS)       EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
---------------  --------------   ----------------   ----------------   -----------   --------------
$ 0.03 - $ 0.04         362             6.15              $ 0.03             362          $ 0.03
  0.05 -   0.07         254             6.95                0.07             222            0.07
  0.50 -   0.75         362             7.38                0.67             324            0.66
  1.13 -   1.50         230             7.32                1.32             230            1.32
  1.80 -   2.03       1,348             7.46                1.92           1,348            1.92
  2.75 -   2.95         820             8.17                2.84             516            2.78
  5.44 -   7.88       4,606             8.58                6.95           1,430            6.79
  8.50 -  12.69       4,366             9.02               10.21             580            9.48
 12.82 -  16.79       1,990             9.69               14.89              --            0.00
                     ------                                                -----
$ 0.03 - $16.79      14,338             8.60              $ 7.79           5,012          $ 3.94
                     ======                                                =====

     Employee Stock Purchase Plan -- Under the Employee Stock Purchase Plan, employees are entitled to purchase shares of the Company's common stock at 85% of the fair market value at certain specified dates. Of the 1,400 shares authorized to be issued under this plan, 670 shares were available for issuance at April 30, 1998 and 328 and 402 shares were issued in fiscal 1997 and 1998, respectively, at a weighted average price of $3.17 and $4.21, respectively.

     Pro Forma Information -- As discussed in Note 2, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements with the exception of $132, $85 and $270 in fiscal 1996, 1997 and 1998, respectively, which consists of the amortization of deferred stock compensation related to the granting of nonqualified stock options at exercise prices below market.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  YEARS ENDED APRIL 30,
                                                 -----------------------
                                                 1996     1997     1998
                                                 -----    -----    -----
Expected life (in years).......................   3.01     2.90     2.94
Risk-free interest rate........................   5.89%    6.06%    6.00%
Volatility.....................................     50%      50%      50%
Expected dividend..............................     --       --       --

     The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1996, 1997 and 1998 awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) and net income (loss) per share would have been as follows:

                                                YEARS ENDED APRIL 30,
                                             ---------------------------
                                              1996      1997       1998
                                             ------    -------    ------
Net income (loss)..........................  $5,824    $(4,661)   $8,677
Net income (loss) per share, basic.........    0.16      (0.08)     0.13
Net income (loss) per share, diluted.......    0.09      (0.07)     0.12

     However, the impact of outstanding non-vested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculations; accordingly, the fiscal 1996, 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

     Deferred Stock Compensation -- In May 1995, the Company issued stock options for the purchase of 2,126 shares of common stock at $0.07 per share. The Company recognized $515 of deferred compensation in May 1995 equal to the difference between the option price as determined by the Board of Directors and $0.32 (the deemed fair value for financial reporting purposes) for each option. The Company is amortizing the deferred compensation expense ratably over the four-year period in which the options vest.

     In fiscal 1998, the Company recorded $714 of deferred compensation, primarily related to the grant of stock options to certain highly compensated employees. Under terms of the 1995 Stock Option Plan, highly compensated employees as defined by Company's management are eligible to contribute between $15 to $75 in annual salary for the rights to be granted nonqualified stock options. The discount from fair market value which is equal to the amount of salary contributed has been recorded as deferred compensation expense. The Company is amortizing the deferred compensation expense ratably over a one-year period.

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

 6. EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) tax-deferred savings plan ("Savings Plan"). Employees meeting the eligibility requirements, as defined, may contribute specified percentages of their salaries. The Company contributed $119 and $202 for fiscal 1997 and 1998, respectively. The Company did not make any contributions to the Savings Plan in fiscal 1996.

 7. INCOME TAXES

     The provision for income taxes consists of the following:

                                               YEARS ENDED APRIL 30,
                                           -----------------------------
                                            1996       1997       1998
                                           -------    -------    -------
CURRENT:
  Federal................................  $ 1,880    $ 5,062    $12,132
  State..................................      220      1,525      2,199
                                           -------    -------    -------
  Total current..........................    2,100      6,587     14,331
                                           -------    -------    -------
DEFERRED:
  Federal................................   (1,880)    (2,394)    (1,597)
  State..................................     (220)      (400)      (152)
                                           -------    -------    -------
  Total deferred.........................   (2,100)    (2,794)    (1,749)
                                           -------    -------    -------
          Provision for income taxes.....  $    --    $ 3,793    $12,582
                                           =======    =======    =======

     Deferred income taxes result from differences in the timing of certain expense items for tax and financial reporting purposes.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                               YEARS ENDED APRIL 30,
                                            ----------------------------
                                             1996       1997      1998
                                            -------    ------    -------
Tax computed at federal statutory rate....  $ 2,310    $1,415    $11,741
State income taxes, net of federal
  benefit.................................      405       764      1,482
Non-deductible acquisition charges related
  to the IMC acquisition..................       --     2,904         --
Research and experimentation credit.......      (50)     (410)      (555)
Investment tax credit.....................     (150)       --         --
Benefit of foreign sales corporation......       --      (105)      (489)
Tax exempt interest.......................       --      (184)      (281)
Change in valuation allowance.............   (2,510)     (673)        --
Business meal exclusion...................       --        45        100
Other.....................................       (5)       37        584
                                            -------    ------    -------
Provision for income taxes................  $    --    $3,793    $12,582
                                            =======    ======    =======

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

     The income tax benefits associated with dispositions from employee stock transactions reduced taxes currently payable by $238, $2,487 and $4,291, respectively, for fiscal 1996, 1997 and 1998.

     Income before income taxes is as follows:

                                                YEARS ENDED APRIL 30,
                                             ---------------------------
                                              1996      1997      1998
                                             ------    ------    -------
Domestic...................................  $6,580    $3,983    $33,175
Foreign....................................      20        60        372
                                             ------    ------    -------
          Total............................  $6,600    $4,043    $33,547
                                             ======    ======    =======

     Current net deferred tax assets are $3,100 and $5,280, as of April 30, 1997 and April 30, 1998, respectively. Non-current net deferred tax assets at April 30, 1997 and 1998 of $1,794 and $1,363, respectively, are included in other assets within the accompanying consolidated balance sheets. The components of the Company's net deferred tax assets are as follows:

                                                          APRIL 30,
                                                       ----------------
                                                        1997      1998
                                                       ------    ------
  Reserves and accruals not currently deductible
     for tax purposes..............................    $2,662    $4,599
  Tax benefit of options issued in IMC
     acquisition...................................     1,304     1,074
  Net operating loss carryforwards.................       116       236
  Depreciation.....................................       369       197
  Deferred rent....................................        80        66
  Capitalized research and development costs.......       142        --
  Other............................................       221       471
                                                       ------    ------
          Deferred tax assets......................    $4,894    $6,643
                                                       ======    ======

     As of April 30, 1998, the Company had federal net operating loss carryforwards of approximately $674 available to offset future taxable income. These carryforwards expire in fiscal 2010.

 8. OPERATIONS BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS

     The Company operates primarily in one industry segment: the design, manufacturing and marketing of high-performance network data storage devices.

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

     The Company's European operations primarily consist of sales by its subsidiaries in the United Kingdom, France, Germany and Italy to either unaffiliated European customers or to independent distributors.

                                                    YEARS ENDED APRIL 30,
                                                    ---------------------
                                                      1997        1998
                                                    --------    ---------
NET SALES:
North America.....................................  $83,342     $138,379
Europe............................................    9,991       27,784
                                                    -------     --------
          Total net sales.........................  $93,333     $166,163
                                                    =======     ========
OPERATING INCOME:
North America.....................................  $ 3,023     $ 32,285
Europe............................................       60          373
                                                    -------     --------
          Total operating income..................  $ 3,083     $ 32,658
                                                    =======     ========
IDENTIFIABLE ASSETS:
North America.....................................  $66,019     $105,601
Europe............................................    2,922       10,135
                                                    -------     --------
          Total assets............................  $68,941     $115,736
                                                    =======     ========

     North America revenues include export sales to Asia which amounted to less than 10% of total net sales for all periods presented. Sales, operating income and identifiable assets of the Company's foreign operations were less than 10% of the comparable amounts on a consolidated basis in fiscal 1996.

     No single customer accounted for 10% or more of net sales in fiscal 1996, 1997 or 1998.

 9. LITIGATION

     The computer industry is characterized by frequent litigation regarding intellectual property rights. During fiscal 1995 a lawsuit of this nature was filed against the Company and two of its shareholders (the "Whipsaw Litigation"). During the first quarter of fiscal 1997, the Company settled the Whipsaw litigation and recorded a pre-tax expense of $4,300 ($3,500 in payments to the plaintiffs and $800 in legal fees). In connection with the settlement, the Whipsaw group released the Company from all liabilities.

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                       YEAR ENDED APRIL 30, 1997
                                ----------------------------------------
                                  Q1         Q2         Q3         Q4
                                -------    -------    -------    -------
Net sales.....................  $18,460    $21,048    $24,845    $28,980
Gross margin..................   10,867     12,466     14,729     17,210
Net income (loss)(1)..........     (491)     2,780      3,380     (5,419)
Net income (loss) per share,
  basic(1)....................    (0.01)      0.04       0.05      (0.09)
Net income (loss) per share,
  diluted(1)..................    (0.01)      0.04       0.05      (0.09)

                                       YEAR ENDED APRIL 30, 1998
                                ----------------------------------------
                                  Q1         Q2         Q3         Q4
                                -------    -------    -------    -------
Net sales.....................  $33,420    $38,401    $43,984    $50,358
Gross margin..................   19,850     22,655     26,104     30,005
Net income....................    4,221      4,885      5,555      6,304
Net income per share, basic...     0.07       0.08       0.08       0.10
Net income per share,
  diluted.....................     0.06       0.07       0.08       0.09

---------------

(1) The first quarter of fiscal 1997 includes the Whipsaw Litigation of $2,795 (net of taxes). See Note 9. The fourth quarter of fiscal 1997 includes the purchased in-process technology and compensation charge related to the IMC acquisition of $9,215 (net of taxes). See Note 4.

11. SUBSEQUENT EVENTS

     In June 1998, the Company executed an agreement to acquire 5.9 acres of land in Sunnyvale, California and the accompanying 127,000 square foot building. Under terms of the agreement, the Company paid $5,000 of the $33,750 purchase price as a nonrefundable deposit. The agreement allows the Company to assign its rights and obligations to a third-party entity should the Company decide to enter into an operating lease. It is the Company's intent to assign its rights and obligations to a third-party entity and enter into an operating lease, provided the Company can obtain satisfactory leasing terms.

     In June 1998, the Company signed a 25-year operating lease requiring annual lease payments of $3,084, commencing in October 1999, for a 6.2 acre plot in Sunnyvale, California and an option agreement to purchase the 6.2 acres of land. Under terms of the option agreement, the Company paid a $4,500 nonrefundable deposit. The option allows the Company to purchase the land, within a 90-day period, commencing in December 1999 at a purchase price of $23,745. The Company's rights and obligations under this agreement may be assigned to third parties, which it intends to do if it can obtain satisfactory leasing terms.

     In July 1998, the Company negotiated a $5,000 unsecured revolving credit facility with a domestic commercial bank. Under terms of the credit facility, which expires in July

                            NETWORK APPLIANCE, INC.

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)

1999, the Company must maintain various financial covenants. Any borrowings under this agreement bear interest at either LIBOR plus 1% or at the Lender's "prime" lending rate, such rate determined at the discretion of the Company. As of July 17, 1998, there were no borrowings under the credit facility.

     In August 1998, the Company entered into an agreement to acquire 6.0 acres of land in Sunnyvale, California and the accompanying 79,000 square foot building. Under terms of the agreement, the Company paid $2,500 of the $16,750 purchase price as a deposit, including $500 in November 1998 upon satisfaction of certain conditions under the agreement. The deposit is nonrefundable with limited exceptions. The Company's rights and obligations under this agreement may be assigned to third parties, which the Company intends to do if it can obtain satisfactory leasing terms.

     On December 9, 1998, the Company drew a $2,500 letter of credit against its line of credit to facilitate payments associated with the August 1998 acquisition of land in Sunnyvale, California and the accompanying 79,000 square foot building.

     On December 21, 1998, the Company effected a two-for-one stock split of the outstanding shares of common stock. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to the stock split.

                            NETWORK APPLIANCE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                          APRIL 30,    JANUARY 29,
                                                            1998          1999
                                                          ---------    -----------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $ 37,315      $ 59,886
  Short-term investments................................    10,800         8,150
  Accounts receivable, net..............................    34,313        50,735
  Inventories...........................................     8,707        11,751
  Prepaid expenses and other............................     2,524         3,235
  Deferred taxes........................................     5,280         9,963
                                                          --------      --------
          Total current assets..........................    98,939       143,720
                                                          --------      --------
PROPERTY AND EQUIPMENT, NET.............................    12,217        17,204
DEPOSITS................................................        --         7,000
OTHER ASSETS............................................     4,580         4,724
                                                          --------      --------
                                                          $115,736      $172,648
                                                          ========      ========

CURRENT LIABILITIES:
  Accounts payable......................................  $ 10,041      $  8,296
  Income taxes payable..................................     1,782         1,384
  Accrued compensation and related benefits.............     8,485        11,672
  Other accrued liabilities.............................     4,201         7,362
  Deferred revenue......................................     4,799         8,078
                                                          --------      --------
          Total current liabilities.....................    29,308        36,792
                                                          --------      --------
LONG-TERM OBLIGATIONS...................................       163           116
                                                          --------      --------
SHAREHOLDERS' EQUITY:
  Common stock..........................................    65,924        90,655
  Retained earnings.....................................    20,341        45,208
  Cumulative translation adjustment.....................        --          (123)
                                                          --------      --------
          Total shareholders' equity....................    86,265       135,740
                                                          --------      --------
                                                          $115,736      $172,648
                                                          ========      ========

           See notes to condensed consolidated financial statements.

                            NETWORK APPLIANCE, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED
                                                         --------------------------
                                                         JANUARY 23,    JANUARY 29,
                                                            1998           1999
                                                         -----------    -----------
NET SALES..............................................   $115,805       $198,616
COST OF SALES..........................................     47,196         80,938
                                                          --------       --------
     Gross margin......................................     68,609        117,678
                                                          --------       --------
OPERATING EXPENSES:
  Sales and marketing..................................     29,352         51,830
  Research and development.............................     11,738         20,618
  General and administrative...........................      4,701          7,092
                                                          --------       --------
     Total operating expenses..........................     45,791         79,540
                                                          --------       --------
INCOME FROM OPERATIONS.................................     22,818         38,138
OTHER INCOME, NET......................................        640          1,658
                                                          --------       --------
INCOME BEFORE INCOME TAXES.............................     23,458         39,796
PROVISION FOR INCOME TAXES.............................      8,797         14,929
                                                          --------       --------
NET INCOME.............................................   $ 14,661       $ 24,867
                                                          ========       ========
NET INCOME PER SHARE(1):
  Basic................................................   $   0.23       $   0.37
                                                          ========       ========
  Diluted..............................................   $   0.21       $   0.32
                                                          ========       ========
SHARES USED IN PER SHARE CALCULATION(1):
  Basic................................................     64,562         67,803
                                                          ========       ========
  Diluted..............................................     71,448         76,679
                                                          ========       ========

-------------------------
(1) Share and per share amounts have been adjusted to reflect the two-for-one stock split which was effective December 21, 1998.

              See notes to condensed consolidated financial statements.

                              NETWORK APPLIANCE, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN THOUSANDS)
                                     (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                 ------------------------------------
                                                 JANUARY 23, 1998    JANUARY 29, 1999
                                                 ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................      $ 14,661            $ 24,867
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization.............         3,885               7,091
     Provision for doubtful accounts...........           216               5,675
     Deferred income taxes.....................           (77)             (4,683)
     Deferred rent.............................           (29)                (47)
     Changes in assets and liabilities:
       Accounts receivable.....................       (12,989)            (22,199)
       Inventories.............................           875              (3,065)
       Prepaid expenses and other assets.......          (764)             (1,069)
       Accounts payable........................         2,489              (1,745)
       Income taxes payable....................         1,657              11,812
       Accrued compensation and related
          benefits.............................         2,433               3,187
       Other accrued liabilities...............         1,737               3,385
       Deferred revenue........................         2,105               3,279
                                                     --------            --------
          Net cash provided by operating
             activities........................        16,199              26,488
                                                     --------            --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments..........        (7,600)            (15,230)
  Redemptions of short-term investments........         9,266              17,880
  Purchases of property and equipment..........        (4,886)            (11,615)
  Payment of deposits, net.....................            --              (7,000)
                                                     --------            --------
          Net cash used in investing
             activities........................        (3,220)            (15,965)
                                                     --------            --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of long-term obligations..........           (12)                 --
  Proceeds from sale of common stock, net......         4,815              12,048
                                                     --------            --------
          Net cash provided by financing
             activities........................         4,803              12,048
                                                     --------            --------
NET INCREASE IN CASH AND CASH EQUIVALENTS......        17,782              22,571
CASH AND CASH EQUIVALENTS:
  Beginning of period..........................        21,520              37,315
                                                     --------            --------
  End of period................................      $ 39,302            $ 59,886
                                                     ========            ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Deferred stock compensation..................      $    714            $    473
  Income tax benefit from employee stock
     transactions..............................      $     --            $ 12,210
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid............................      $  7,138            $  7,031

           See notes to condensed consolidated financial statements.

                            NETWORK APPLIANCE, INC.

                        NOTES TO CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                  (UNAUDITED)

 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying condensed consolidated financial statements have been prepared by Network Appliance, Inc. without audit and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (SEC). Accordingly, they do not include all information and footnotes required by generally accepted accounting principles. The results of operations for the nine-month period ended January 29, 1999 are not necessarily indicative of the operating results to be expected for the full fiscal year or future operating periods. The information included in this report should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended April 30, 1998 and the risk factors as set forth in our Annual Report on Form 10-K, including, without limitation, risks relating to history of operating losses, fluctuating operating results, dependence on new products, rapid technological change, dependence on growth in the network file server market, expansion of international operations, product concentration, changing product mix, competition, management of expanding operations, dependence on high-quality components, dependence on proprietary technology, intellectual property rights, dependence on key personnel, volatility of stock price, shares eligible for future sale, the effect of certain anti-takeover provisions and the Year 2000 Issue. Any party interested in reviewing these publicly available documents should contact the SEC or our Chief Financial Officer.

 2. SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Periods -- We operate on a 52-week or 53-week year ending on the last Friday in April. Fiscal 1999 is a 53-week year. Fiscal 1998 was a 52-week year. The quarter ended January 29, 1999 includes 13 weeks of operating activity, compared to 13 weeks of activity for the corresponding period of the prior fiscal year. The nine months ended January 29, 1999 includes 40 weeks of activity, compared to 39 weeks of activity for the corresponding period of the prior fiscal year.

     Foreign Currency Translation -- In the first quarter of fiscal 1999, we determined that the functional currencies of certain of our foreign subsidiaries had changed from the U.S. dollar to the local currencies. Accordingly, assets and liabilities of our foreign subsidiaries are translated in U.S. dollars at the exchange rates in effect as of the balance sheet date, and results of operations for each subsidiary are translated using average rates in effect for the period presented. Translation adjustments have been included within shareholders' equity as a cumulative translation adjustment. The effect of the change in functional currencies did not have a material impact on our consolidated financial position, results of operations or cash flow.

                            NETWORK APPLIANCE, INC.

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                  (UNAUDITED)

 3. INVENTORIES

     Inventories consist of the following:

                                           APRIL 30,    JANUARY 29,
                                             1998          1999
                                           ---------    -----------
Purchased components.....................   $4,494        $ 4,410
Work in process..........................    1,889          2,825
Finished goods...........................    2,324          4,516
                                            ------        -------
                                            $8,707        $11,751
                                            ======        =======

 4. COMMITMENTS

     In June 1998, we executed an agreement to acquire 5.9 acres of land in Sunnyvale, California and the accompanying 127,000 square foot building. Under terms of the agreement, we paid $5,500 of the $33,750 purchase price as a nonrefundable deposit. In January 1999, we assigned our rights and obligations under the agreement to a third-party entity and in exchange received back our $5,500 deposit. We subsequently entered into a $44,000 operating lease for this property. Our lease payments will vary based on the London Interbank Offered Rate (LIBOR) plus a spread. The lease is for five years and can be renewed for two five-year periods, subject to the approval of the third-party entity. At the expiration or termination of the lease, we have the option to either purchase the property for $44,000, or arrange for the sale of the property to a third party for at least $44,000 with a contingent liability for any deficiency. If the property is not purchased or sold as described above, we will be obligated for an additional lease payment of approximately $36,960. The lease also requires us to maintain specified financial covenants with which we were in compliance as of January 29, 1999.

     In June 1998, we signed a 25-year operating lease requiring annual lease payments of $3,084, commencing in October 1999, for a 6.2-acre plot in Sunnyvale, California and an option agreement to purchase the 6.2 acres of land. Under terms of the option agreement, we paid a $4,500 nonrefundable deposit. The option allows us to purchase the land, within a 90-day period, commencing in December 1999 at a purchase price of $23,745. Our rights and obligations under this agreement may be assigned to third parties, which we intend to do if we can obtain satisfactory leasing terms.

     In August 1998, we entered into an agreement to acquire 6.0 acres of land in Sunnyvale, California and the accompanying 79,000 square foot building. Under terms of the agreement, we paid $2,500 of the $16,750 purchase price as a deposit, including $500 in November 1998 upon satisfaction of certain conditions under the agreement. The deposits are nonrefundable with limited exceptions. Our rights and obligations under this agreement may be assigned to third parties, which we intend to do if we can obtain satisfactory leasing terms.

                            NETWORK APPLIANCE, INC.

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                  (UNAUDITED)

     Excluding the commitments related to the aforementioned properties, which we intend to assign to third parties and establish as operating leases, we currently have no significant commitments other than commitments under operating leases.

 5. LINE OF CREDIT

     In July 1998, we negotiated a $5,000 unsecured revolving credit facility with a domestic commercial bank. Under terms of the credit facility, which expires in July 1999, we must maintain various financial covenants. Any borrowings under this agreement bear interest at either LIBOR plus 1% or at the Lender's "prime" lending rate, such rate determined at our discretion. In December 1998, we drew a $2,500 letter of credit against this line of credit to facilitate payments associated with the August 1998 acquisition of land in Sunnyvale, California and the accompanying 79,000 square foot building.

 6. COMMON STOCK AND NET INCOME PER SHARE

     We have adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), effective in the third quarter of fiscal 1998. SFAS 128 requires the presentation of basic and diluted net income per share. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares subject to repurchase and common shares issuable upon exercise of stock options.

     On December 21, 1998, we effected a two-for-one stock split of the outstanding shares of common stock. All share and per share amounts in these condensed consolidated financial statements have been adjusted to give effect to the stock split.

                            NETWORK APPLIANCE, INC.

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                  (UNAUDITED)

     The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented:

                                                     NINE MONTHS ENDED
                                                 --------------------------
                                                 JANUARY 23,    JANUARY 29,
                                                    1998           1999
                                                 -----------    -----------
NET INCOME (NUMERATOR):
  Net income, basic and diluted................    $14,661        $24,867
                                                   =======        =======
SHARES (DENOMINATOR):
  Weighted average common shares outstanding...     66,234         68,144
  Weighted average common shares outstanding
     subject to repurchase.....................     (1,672)          (341)
                                                   -------        -------
  Shares used in basic computation.............     64,562         67,803
  Weighted average common shares outstanding
     subject to repurchase.....................      1,672            341
  Common shares issuable upon exercise of stock
     options...................................      5,214          8,535
                                                   -------        -------
  Shares used in diluted computation...........     71,448         76,679
                                                   =======        =======
NET INCOME PER SHARE:
  Basic........................................    $  0.23        $  0.37
                                                   =======        =======
  Diluted......................................    $  0.21        $  0.32
                                                   =======        =======

 7. COMPREHENSIVE INCOME

     We have adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," as of the first quarter of fiscal 1999. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, it has no impact on our net income or shareholders' equity.

     The components of comprehensive income, net of tax, are as follows:

                                                     NINE MONTHS ENDED
                                                 --------------------------
                                                 JANUARY 23,    JANUARY 29,
                                                    1998           1999
                                                 -----------    -----------
Net income.....................................    $14,661        $24,867
Change in cumulative translation adjustment....         --           (123)
                                                   -------        -------
Comprehensive income...........................    $14,661        $24,744
                                                   =======        =======

 8. NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise

                            NETWORK APPLIANCE, INC.

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                  (UNAUDITED)

and Related Information," which establishes interim and annual reporting standards for an enterprise's business segments and related disclosures about its products, services and geographic areas. We have not yet identified our reporting segments. This statement is effective for us beginning at fiscal year end 1999. Adoption of this statement is not expected to impact our consolidated financial position, results of operations or cash flows.

     In the first quarter of fiscal 1999, we adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue for software transactions. SOP 97-2 requires, among other things, revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. On a forward-looking basis, although we have not fully assessed the implications of this new statement, we do not believe adoption of this statement will have a material impact on our consolidated financial position, results of operations or cash flows.

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                       ----------------------------------

                                   PROSPECTUS

                                           , 1999
                       ----------------------------------

                                LEHMAN BROTHERS
                                 BT ALEX. BROWN
                              MERRILL LYNCH & CO.
                            WIT CAPITAL CORPORATION
                                AS E-MANAGER(TM)

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee........................................  $ 36,865
NASD fee....................................................    13,761
Nasdaq National Market listing fee..........................    17,500
Printing and engraving......................................   130,000
Legal fees and expenses of the company......................   250,000
Accounting fees and expenses................................   100,000
Blue sky fees and expenses..................................     2,500
Transfer agent fees.........................................    12,000
Miscellaneous...............................................    37,374
                                                              --------
Total.......................................................  $600,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     We have adopted provisions in our Amended and Restated Articles of Incorporation that limit the liability of our directors in certain instances. As permitted by the California General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our shareholders, or that show a reckless disregard for his duty to us or our shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our shareholders or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

     Our Amended and Restated Articles of Incorporation and Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors by the several Underwriters.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

(a) Exhibits

    EXHIBIT
      NO.                                 DESCRIPTION
    -------                               -----------
     1.1     --   Form of Underwriting Agreement
     2.1(1)  --   Agreement and Plan of Reorganization, dated as of March 17,
                  1997, between the Company and IMC, a California corporation
     2.2(1)  --   Agreement of Merger between the Company and IMC as filed
                  with the California Secretary of State on March 17, 1997
     3.1(2)  --   Restated Articles of Incorporation of the Company
     3.2(3)  --   Certificate of Amendment to the Restated Articles of
                  Incorporation of the Company
     4.1(4)  --   Reference is made to Exhibits 3.1 and 3.2
     4.2(4)  --   Specimen common stock certificate
     5.1     --   Opinion of Brobeck, Phleger & Harrison LLP
    23.1     --   Independent Auditors' Consent
    23.2     --   Consent of Brobeck, Phleger & Harrison LLP. Reference is
                  made to Exhibit 5.1.
    23.3     --   Independent Auditors' Report on Schedule
    24.1     --   Power of Attorney (see signature page)

-------------------------
(1) Previously filed as an exhibit to our Form 8-K dated March 17, 1997.

(2) Previously filed as an exhibit to our Annual Report on Form 10-K dated July 25, 1996.

(3) Previously filed as an exhibit to our Quarterly Report on Form 10-Q dated March 15, 1999.

(4) Previously filed as an exhibit to our Registration Statement on Form S-1 (No. 33-97864).

(b) Consolidated Financial Statement Schedule

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of

1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the California Corporations Code, our Articles of Incorporation or the Bylaws, indemnification agreements entered into between us and our officers and directors, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                            NETWORK APPLIANCE, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED APRIL 30, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                 BALANCE AT     CHARGED TO                  BALANCE AT
                                BEGINNING OF    COSTS AND                     END OF
                                   PERIOD        EXPENSES     DEDUCTIONS      PERIOD
                                ------------    ----------    ----------    ----------
Allowance for doubtful
  accounts:
  1996........................     $  220         $  110        $   --        $  330
  1997........................        330             --            --           330
  1998........................        330            550            69           811
Excess and obsolescence
  inventory reserve:
  1996........................     $  345         $  698        $   --        $1,043
  1997........................      1,043          2,551           578         3,016
  1998........................      3,016          1,302         1,333         2,985

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Network Appliance, Inc. certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 24 day of March, 1999.

                                          NETWORK APPLIANCE, INC.

                                          By:   /s/ DANIEL J. WARMENHOVEN
                                             -----------------------------------
                                                    Daniel J. Warmenhoven
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Daniel
J. Warmenhoven and Jeffry R. Allen, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                 SIGNATURES                              TITLE                  DATE
                 ----------                              -----                  ----

          /s/ DANIEL J. WARMENHOVEN            President, Chief           March 24, 1999
---------------------------------------------  Executive Officer
            Daniel J. Warmenhoven              (Principal Executive
                                               Officer) and Director

             /s/ JEFFRY R. ALLEN               Vice President, Finance    March 24, 1999
---------------------------------------------  and Operations and Chief
               Jeffry R. Allen                 Financial Officer
                                               (Principal Financial and
                                               Accounting Officer)

                 SIGNATURES                              TITLE                  DATE
                 ----------                              -----                  ----
           /s/ DONALD T. VALENTINE             Chairman of the Board      March 24, 1999
---------------------------------------------  and Director
             Donald T. Valentine

                                               Director
---------------------------------------------
                Sanjiv Ahuja

                                               Director
---------------------------------------------
               Carol A. Bartz

             /s/ LARRY R. CARTER               Director                   March 24, 1999
---------------------------------------------
               Larry R. Carter

                                               Director
---------------------------------------------
             Michael A. Hallman

             /s/ ROBERT T. WALL                Director                   March 24, 1999
---------------------------------------------
               Robert T. Wall

                               INDEX TO EXHIBITS

    EXHIBIT
      NO.                                 DESCRIPTION
    -------                               -----------
     1.1     --   Form of Underwriting Agreement
     2.1(1)  --   Agreement and Plan of Reorganization, dated as of March 17,
                  1997, between the Company and IMC, a California corporation
     2.2(1)  --   Agreement of Merger between the Company and IMC as filed
                  with the California Secretary of State on March 17, 1997
     3.1(2)  --   Restated Articles of Incorporation of the Company
     3.2(3)  --   Certificate of Amendment to the Restated Articles of
                  Incorporation of the Company
     4.1(4)  --   Reference is made to Exhibits 3.1 and 3.2
     4.2(4)  --   Specimen common stock certificate
     5.1     --   Opinion of Brobeck, Phleger & Harrison LLP
    23.1     --   Independent Auditors' Consent
    23.2     --   Consent of Brobeck, Phleger & Harrison LLP. Reference is
                  made to Exhibit 5.1.
    23.3     --   Independent Auditors' Report on Schedule
    24.1     --   Power of Attorney (see signature page)

-------------------------
(1) Previously filed as an exhibit to our Form 8-K dated March 17, 1997.

(2) Previously filed as an exhibit to our Annual Report on Form 10-K dated July 25, 1996.

(3) Previously filed as an exhibit to our Quarterly Report on Form 10-Q dated March 15, 1999.

(4) Previously filed as an exhibit to our Registration Statement on Form S-1 (No. 33-97864).